U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                        FORM 10-SB AMENDED

           General Form For Registration of Securities
          of Small Business Issuers Under Section 12(b)
              or 12(g) of the Securities Act of 1934


                          LITEWAVE CORP.
 ----------------------------------------------------------------
          (Name of Small Business Issuer in its Charter)


Nevada,  U.S.A.                                        95-4763671
(State or other Jurisdiction                        (IRS Employer
of Incorporation or Organization)             Identification No.)



              11300 W. Olympic Boulevard, Suite 800,
                  Los Angeles, California 90064
             (Address of Principal Executive Offices)


                          (604) 633-2342
                   (Issuer's Telephone Number)


   Securities to be registered under Section 12(b) of the Act:

                               NONE

   Securities to be registered under Section 12(g) of the Act:

                           Common Stock
                   ----------------------------
                         (Title of Class)

                        TABLE OF CONTENTS


Cautionary Note: Forward Looking Statements
Glossary

Part I

Item 1.   Description of Business.

Item 2.   Management's Discussion and Analysis or Plan of
          Operation.

Item 3.   Description of Property.


Item 4.   Security Ownership of Certain Beneficial Owners and
          Management.

Item 5.   Directors, Executive Officers, Promoters and Control
          Persons.

Item 6.   Executive Compensation.

Item 7.   Certain Relationships and Related Transactions.

Item 8.   Description of Securities.


Part II

Item 1.   Market for Common Equity and Related Shareholder
          Matters.

Item 2.   Legal Proceedings

Item 3.   Changes In and Disagreements with Accountants On
          Accounting and Financial Disclosure.

Item 4.   Recent Sales of Unregistered Securities.

Item 5.   Indemnification of Directors and Officers.


Part F/S


Part III

Glossary of Terms

Index to Exhibits

Exhibits

Signature Page

CAUTIONARY NOTICE

FORWARD LOOKING STATEMENTS

The Registrant cautions readers that certain important factors may affect the Registrant's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this document or that are otherwise made by or on behalf of the Registrant. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Registrant, its directors or its officers with respect to, among other things: (i) trends affecting the Registrant's financial condition or results of operations for its limited history; (ii) the Registrant's business and growth strategies; (iii) the Internet and telecommunications commerce; and, (iv) the Registrant's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Registrant's limited operating history, dependence on continued growth in the use of the Internet, the Registrant's inexperience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Registrant is also subject to other risks detailed herein or set forth from time to time in the Registrant's filings with the Securities and Exchange Commission.

                             PART  I

ITEM 1.   DESCRIPTION OF BUSINESS

A.  BUSINESS DEVELOPMENT

The Registrant is a development stage telecommunications company with offices in Los Angeles, California and an office in Vancouver, B.C. Canada.

The primary business of the Registrant is the development and delivery of telecom network solutions, products and services to the global marketplace, and the expansion of worldwide digital, voice, data and image delivery services via ultra modern fiber optic, internet circuit, satellite and Public Switched Telephone Network (PSTN) systems. The network deployment that is planned will utilize gateways, digital signal processors, and routers coupled to trans-oceanic fiber optics networks with both originating and terminating facilities installed in North America, Western Europe, Asia, Russia, China, Indonesia, and other regions.

A glossary of terms and acronyms unique to the nature of this business can be found in Part III following the Financial
Statements.

The Registrant expects to develop and expand through strategic partnerships and joint venture agreements with government telephone companies or Post, Telegraph & Telecommunications (PTT) and Internet Service Provider (ISP) companies. Several PTT companies have expressed interest in working with the Registrant to develop telecom programs with the Registrant. These include Russia with Incomtel TG (Moscow), Malta with The M. Demajo Group, and Indonesia with Elephantnet Inc.

The Registrant plans to deploy a telecommunications network by setting up circuit switches, voice-over-the-Internet protocol
(VoIP) servers, and direct circuit connections, all of which provide international long distance services and offer a suite of enhanced services to its customer base. Through partnering arrangements with local exchange operators and carriers, the Registrant plans to accelerate deployment of its services in its initial targeted countries and thereafter to several other countries where relationships exist.

The Registrant was incorporated in the State of Nevada on June 30, 1989 under the name "Homefront Safety Services of Nevada Inc." On April 26, 1999, by majority vote of the Shareholders and the Board of Directors, the Registrant's name was changed to "LiteWave Corp." The Registrant's principal executive office is located at 11300 W. Olympic Boulevard, Suite 800, Los Angeles, California 90064, with an office at Suite 402, 609 West
Hastings Street, Vancouver, B.C. V6B 4W4.

On October 20, 1998, pursuant to the Information Statement filed with the National Association of Security Dealers, Regulations Inc., by the Registrant under provisions of Section 15(c)2-11
(a)5 of the Securities and Exchange Act of 1934 as amended, the Registrant received permission for quotation on the National Association of Security Dealers Bulletin Board (NASD OTC-BB). Subsequently, the Registrant's common shares were eligible to be quoted on the NASD Bulletin Board on October 20, 1998.

On April 19, 1999, the Registrant entered into a Technology Purchase and Assignment Agreement to acquire the assets of and the world-wide rights to the technology of International Communications and Equipment, Inc. ("ICE") a telecom connectivity, products, and services company, based in Kirkland, Washington. The ICE technology covers intellectual property, contacts, strategic partnerships and capital equipment configured to deploy a telecommunications network by setting up circuit switches, satellite connectivity, Voice-over-the-Internet Protocol servers, direct circuit connections, to provide international long distance services and offer additional enhanced services to its customer base. Consideration for the acquisition of ICE assets was to consist of 10,300,000 common shares of the Registrant's restricted capital stock.

The execution of the agreement with ICE was completed in conjunction with the name change to LiteWave Corp. Mr. Ken
Martin, founder and Chief Executive Officer of ICE, was appointed
Chief Executive Officer and Director of the Registrant.

Based on a verbal agreement negotiated during late December, 1999, and signed on January 7, 2000, the agreement with ICE was rescinded due to lack of progress by both parties in financing and developing the business opportunity envisioned by the agreement with ICE. Mr. Martin resigned as Chief Executive Officer and Director of the Registrant and the 10,300,000 shares were not issued.

As a result of the rescission of the April 19, 1999 Agreement, the Registrant ("LiteWave") and ICE may both pursue any business activities they so choose, without interference from the other party. Additionally, an agreement has been reached between LiteWave and ICE whereby LiteWave will assign all its right, title and interest in its Russian Federation Joint Venture IP Telephony Project pursuant to an agreement between LiteWave and NPO ZAO Crosna dated September 10, 1999 (the "Crosna Project"), in return for ICE agreeing to the following: (1.) Paying to LiteWave a total of US $1,100,000 from profits generated by the Crosna Project as reimbursement of costs incurred by LiteWave to date, at the rate of 20% of ICE's share of the Crosna Project profits earned, payable monthly. (2.) Paying to LiteWave a bonus of 10% of ICE's net profits earned (not including management bonuses) should the Crosna Project process 200,000,000 minutes of traffic in an eighteen month period commencing from the time of full operation, either within the Russian Federation, or originating from the Russian Federation to other countries. (3.) Paying any proceeds of lease funds or any return credit or sale proceeds for existing equipment toward the outstanding balance of the amount due pursuant to paragraph 1. (4.) Accepting any financial responsibility that LiteWave might have with respect to the project, and indemnifying LiteWave from any further responsibility for such claims by any or all of those parties. There is no certainty that LiteWave will receive any proceeds pursuant to paragraphs (1), (2) or (3) above.

At this time, the Registrant has not completed any major financing, but continues to seek $2 to $3 million in equity financing. Certain parties have advanced the necessary capital to permit the Company to continue operations (see Item 2. Plan of Operation). There is no guarantee that this will continue, and the Company will need to raise further working capital to execute its business plan. At December 31, 1999 the Company was in a working capital deficit position of approximately $1,064,765, including interest-free loans. At present, the Company has two full time employees, though this may be increased as required and funding permits.

B.  BUSINESS OF THE REGISTRANT

The Registrant is an emerging international telecommunications company focused primarily on international connectivity solutions and the international long distance market. The Registrant plans to offer highly reliable, low-cost switched and Internet driven services on a wholesale and retail basis. The Registrant is in the process of formulating joint venture agreements with telephone service entities in a targeted group of up to 25 countries through a flexible network comprised of various foreign termination relationships, international servers, leased and owned transmission facilities and resale arrangements with long distance providers. The Registrant will provide voice-over-the-Internet services in countries where it is appropriate. The Registrant's network will employ state-of-the-art digital switching and transmission technologies and will be supported by comprehensive monitoring and technical support personnel. The Registrant's switching facilities will be staffed 24 hours per day at the Command Center. This will require the hiring of 6 to 8 diploma level technicians based on 8 to 12 hour/day rotating shifts. The Registrant intends to grow its revenues rapidly by capitalizing on the deregulation of international telecommunications markets, combining sophisticated telecom and information systems with flexible routing, and by hiring management with industry expertise.

The Registrant will market its services together with its strategic partners to large global carriers and corporations seeking lower rates and high-quality overflow capacity. Additionally the Registrant will market services to small and medium-sized long distance companies that do not have the critical mass to invest in their own international transmission facilities or to obtain volume discounts from the larger facilities-based carriers. The Registrant will be focused on building customer bases in many countries through its acquisitions and partnerships, in Europe and Asia.

Sales and Marketing

Because of the plan to develop joint ventures, it is not anticipated that the Registrant will initially require any sales or marketing staff, but will utilize staff of its joint venture partners. The Registrant anticipates entering into joint ventures with entities that have sales and marketing staff already in place, and who already have established relationships with potential wholesale and retail customers. This represents a significant cost saving to the Registrant. As the Registrant establishes itself to provide outbound traffic from one country to various others by installation of VoIP gateways, the Registrant plans to market its services on a wholesale basis to other carriers to provide inbound services to the established gateways. This will be accomplished through an experienced direct sales force and marketing/account management team who depend upon the long-term industry relationships of the registrant's joint venture partners. Once the initial network is deployed and operational in at least four countries, the Registrant expects to employ direct sales and marketing employees and telemarketing representatives and use its direct sales forces to target larger commercial customers, concentrating at first on potential customers and selected European cities where competition for commercial customers is less mature.

In the wholesale market, the Registrant's sales and marketing employees will utilize the extensive customer-specific usage reports and network utilization data that will be generated by the Registrant's sophisticated information systems that are part of the network control software obtained from suppliers to effectively negotiate agreements with customers. The Registrant believes that it will be able to compete more effectively as a result of its plans to provide greater personalized service and ongoing senior management-level attention given to each customer.

The Registrant's marketing efforts will include but will not be limited to: advertising in both domestic and foreign print, media and trade publications; demonstration stations at trade fairs; and the distribution of multilingual literature outlining the Registrant's services. The Registrant has targeted certain niche markets around the world such as ethnic market segments; small-to-medium-sized businesses and trade organizations that are involved in international trade.

How International long Distance Switching Works

International switched long distance services are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. The call typically originates on a local exchange carrier's network and is transported to the caller's domestic long distance carrier. The domestic long distance provider then carries the call to an international switch provided by the Registrant. The Registrant will either purchase a switch, or lease a portion of an existing switch from a third party, which is standard industry practice. At this point, an international long distance provider picks up the call and sends it either directly or through one or more additional long distance providers to a corresponding switch owned and operated in the destination country by the Registrant. Once the call reaches the country of destination it is routed to the party being called by that country's domestic telephone network.

International long distance companies can be categorized by their ownership, use of switches, and their transmission facilities. The largest global carriers, such as British Telecom, Deutsche Telecom, AT&T, MCI and Sprint primarily use owned transmission facilities and generally use other long distance providers to carry their overflow traffic. Since only very large carriers have transmission facilities that cover the more than 200 countries to which major long distance providers generally offer service, a significantly larger group of long distance providers own and operate their own switches. However, they rely solely on resale agreements with other long distance carriers to terminate their traffic, or use a combination of resale agreements and owned facilities to terminate their traffic.

Voice-over-the-Internet Protocol (VoIP)

Circuit switching technology uses traditional telephone networks inefficiently when it opens and maintains a dedicated line for every call, regardless of the density of the information being transmitted. The result is wasted bandwidth as the end-to-end connection remains in place even during those moments when no information is being transmitted.

Newer Internet Protocol "packet" technology breaks the information down into pieces, places them into electronic packets and then fills the "pipe" with these packets of information. The packets not only fill the pipe but are also directed along the way by routers that read the address information and direct each packet along the fastest route to the destination, at which point all of the pieces of information are reassembled, ready for receipt by fax, computer, or listener. All of this takes place in a fraction of a second.

In order to understand the difference between circuit switching and packet switching, it helps to visualize a highway between two cities. Traditional telephone technology would dedicate an entire lane of the highway to one single car for the duration of the trip. IP technology would fill the entire lane with cars, thus making more efficient use of the transmission path.

Packet Switching Versus Circuit Switching

There are two fundamental ways to switch traffic in a network: connection-oriented and connectionless. Connection-oriented technologies, of which the circuit-switched public telephone network is the best example, have a setup process at the beginning of a telephone call (session) to determine the best way to handle the session. Once a call link is established, connection information is maintained throughout the duration of the call.

By contrast, connectionless technologies, are exemplified by the Internet. Both the endpoint and the network nodes send self-contained packets of data by the most efficient route available at the time of processing. There is no notion of a "session" or "call". No information is kept from packet to packet. Since connectionless data transfer is simpler, it relies on end stations to perform many necessary functions, and as noted previously, "packets" of additional information from many other sources can be inserted between the packets for a quicker, more efficient and less costly method of transmission.

There are various technical methods to establish direct circuit connections to a foreign country. The Registrant will partner with local in country entities to set up the connections, assist in financing and provide all installation and support services for turn-key solutions.

Direct circuit installations between certain countries provide alternate access for telephone traffic at lower rates. Market analysis is performed for each country to determine the economic viability of proposed routes.

Information and Billing Services

The Registrant's operations will employ advanced information systems including all data collection and call data storage linked to a proprietary reporting system. The Registrant will also maintain comprehensive billing systems for rapid and accurate customer billing, using software provided by the equipment suppliers. The Registrant's switching facilities will be linked to reporting systems which provide reports on a real-time basis to determine the most cost-effective alternatives for customer usage and manage gross margins by route.

The Registrant's systems will also enable it to assure accurate and timely billing and to reduce routing errors using tested and proven software developed and supplied by the manufacturers of the network equipment. The system tracks start and end times for each call that permits accurate reporting of call duration data. The system will also manage the call initiation approval and routing management activities and provide operational reports to facilitate management of all networks.

While the Registrant bears ultimate responsibility for collections, its agents' compensation is based on actual revenue received, thus providing the agent with great incentive to assist in the collection process. As the Registrant will monitor collection closely, it will also be able to implement additional procedures quickly and as needed in order to control receivables. The agents may assist the Registrant in establishing local banking relationships and providing local information regarding local legal, political, and economic conditions, changing situations and pending changes.

Agreements

On June 10, 1999, the Registrant announced a Letter of Intent, dated May 27, 1999, from ZAO NPO Crosna ("Crosna") of the Russian Federation. The Crosna Group consists of four closely held joint stock companies registered and located in the Russian Federation, predominantly in Moscow. The core of the group is composed of telecommunication systems design, manufacturing, research and development, operating, and servicing companies; companies providing a wide range of financial services including banking, depository, registrar, broker and dealer services; electrical motors and low voltage equipment manufacturers, and consumer goods production lines. ZAO NPO Crosna is a telecommunications operator providing satellite communication with remote users with access to the Moscow city telephone network. It also provides the Crosna Group Industrial
Division with a number of security infrastructure and administrative services, and is used as a contractual party for the Ministry of Defense and other governmental orders which have certain tax exemptions.

The Agreement covers the installation and operation of Voice over the Internet Protocol technology for carrying long distance telephone traffic to and from the Russian Federation. This initial intent resulted in the signing of the Protocol of Intentions Agreement of June 22, 1999, covering organization of international and inter-city VoIP communications channels in the territory of Russia and CIS. On September 10, 1999, an agreement entitled "Principles for Setting up the IP Telephone Network and Providing IP Telephone Services in the Territory of the Russian Federation" was signed in Moscow, establishing a 50/50 joint venture between Crosna and the Registrant. The Agreement established the set up of IP telephone networks in a number of regions of the Russian Federation utilizing the Registrant's provided management, equipment and technology, and Crosna's premises, clients and its license (No. 12690) issued under the Law of the Russian Federation to provide telematic services.

Since then, an agreement has been reached between the Registrant ("LiteWave") and International Communications and Equipment Inc. ("ICE") whereby LiteWave will assign all its right, title and interest in its Russian Federation Joint Venture IP Telephony Project pursuant to an agreement between LiteWave and NPO ZAO Crosna dated September 10, 1999 (the "Crosna Project"), in return for ICE agreeing to the following: (1.) Paying to LiteWave a total of US $1,100,000 from profits generated by the Crosna Project as reimbursement of costs incurred by LiteWave to date, at the rate of 20% of ICE's share of the Crosna Project profits earned, payable monthly. (2.) Paying to LiteWave a bonus of 10% of ICE's net profits earned (not including management bonuses) should the Crosna Project process 200,000,000 minutes of traffic in an eighteen month period commencing from the time of full operation, either within the Russian Federation, or originating from the Russian Federation to other countries. (3.) Paying any proceeds of lease funds or any return credit or sale proceeds for existing equipment toward the outstanding balance of the amount due pursuant to paragraph 1. (4.) Accepting any financial responsibility that LiteWave might have with respect to the project, and indemnifying LiteWave from any further responsibility for such claims by any or all of those parties. There is no certainty that LiteWave will receive any proceeds pursuant to paragraphs (1), (2) or (3) above. As a result of this Agreement, LiteWave will not be required to expend any further funds on the Crosna project

On June 17, 1999, the Registrant entered into a Letter of Intent to form a joint venture with the M. Demajo Group of Companies of Valletta, Malta, in order to provide VoIP network and services, pre-paid calling cards, Internet Service Provider access and other telephony services for Lebanon, Syria, Jordan, Libya, Iraq, Iran, Turkey, Cyprus, Egypt, and potentially several other Middle Eastern and African countries where the Demajo Group has relationships. Malta will serve as the base for these operations. The joint venture will be the core for international VoIP and work with Maltacom to provide bandwidth to carry traffic to and from other Mediterranean and North African countries and to provide gateway installation, maintenance, and network operation activities. It is proposed that the registrant would provide VoIP servers and M. Demajo would become the area managing arm, providing facilities, operating staff, marketing personnel, etc. as their contribution to the joint venture.

The first step in developing VoIP network and services for the M. Demajo joint venture is to meet with Maltacom and establish an agreement to participate in the joint venture. It is anticipated that these meetings will commence once the Registrant has raised further working capital to fund expansion (See Capital requirements and Use of Funds), and is not expected to take place until the second half of year 2000. Despite the Letter of Intent, the Registrant cautions that there is no guarantee that either the M. Demajo group or Maltacom will actually consummate a joint venture agreement with the Registrant.

Based on proceeding in Malta, the Registrant will deploy a standard model of its VoIP network in a limited number of countries initially, but should be able to rapidly duplicate the service in other countries. The base command center and network control system for Malta would require a one time expenditure by the Registrant of approximately $500,000. Establishment of the command center to observe and manage network operations in real time would take three months to install and test. Budgets and time frames for installation of points of presence in different countries will vary depending upon the volumes of traffic at each location, the types of switch gear in each location, and the infrastructure associated with each location. It is anticipated that the marketing and selling costs for each location would average $35,000 for each country, such costs being borne by the other joint venture partner(s).

Typically, the costs to the Registrant of equipment and setup to become operational averages $50,000 per point of presence for a volume of one million minutes per month. A typical installation can be set up and operational within sixty days of an agreement being confirmed. Once an agreement is established, a site visit takes place to establish a provisioning plan to install and test the gateway with the local provider's switch. Concurrently, bandwidth would be leased from fiber optic cable providers sufficient to meet two to three year forecasted demand. Once operations commence, operating costs would be covered by revenue from the individual contracts, which could run between 6 and 20 cents per minute, depending on traffic volumes.

The Registrant has established a vendor/supplier relationship with Clarent Corporation, a leading manufacturer of VoIP switch/servers that have proven very effective in the industry, in which Clarent will supply VoIP equipment to the Registrant. On October 1, 1999, Clarent shipped the first equipment to the Registrant, which has subsequently been assigned to ICE. This company has physical equipment installations in a variety of international markets which have been operating for the past several years. According to Cape Saffron, a UK-based research group focused on the international voice market in a report published in 1999, entitled "Global IP Voice / Fax Market 1999", more minutes travel across Clarent-enabled networks worldwide than those of any other equipment supplier.

Additionally, there are several other equipment manufacturers which are optional providers of Internet Protocol telephony such as Cisco, Lucent, Intertel, Netspeak, Siemens, Oki, and Rockwell. The Registrant will deploy VoIP solutions with dedicated circuits from foreign partnering PTTs to create low cost voice and data connections between numerous countries. By establishing dedicated leased circuits for the VoIP transmission from gateway to gateway, the Registrant's networks will avoid the problems sometimes associated with traditional VoIP installations that lack sufficient quality of service or experience signal delay (latency) problems and signal loss.

In addition to long distance voice traffic, Internet specific features such as "unified messaging" can add to the Registrant's revenue base. These features include voice mail, e-mail, fax mail and paging, which can all be combined to provide efficient services to customers on traditional wire line devices as well as wireless devices.

Other services can include: voice mail that can be transferred between locations for customers who travel; mass faxing that can be conducted through the Internet at low cost, making it a viable revenue source for the Registrant; e-mail-to-voice conversion (text-to-speech) that allows non-computer users to access electronic mail.

The Registrant's present management believes it possesses substantial knowledge in global business. The Registrant is planning to establish its technical operation and European headquarters in France or Germany to facilitate the development of working relationships and management of network control command centers. By augmenting the management team with European based, industry experienced personnel, and leveraging management's relationships and knowledge of global business, the Registrant anticipates capturing significant market share by reacting efficiently in regions where deregulation is occurring.

Regulatory Developments

In the past two years, three significant regulatory changes have substantially improved the telecom marketplace for businesses and their customers worldwide.

1. On January 1, 1998, the European Union, accounting for a third of the world's telephone lines, decreed an open telecommunications market.
This has transformed one of the world's most protected markets into one of the most open. This is a signal that governments are beginning to recognize and accept the link between competitive telecommunications and economic prosperity based on widely-accepted forecasts of cost reduction, service improvement and increased competition.

2. On February 5, 1998, the World Trade Organization's Agreement on Basic Telecommunication Services came into effect. As a result, 69 countries, accounting for 90% of the world's telecom equipment and services market, agreed to move from the rigid bilateral agreements of the former limited structure to embrace national and international competition. The World Trade Organization agreement on telecommunications services collectively accounts for more than 90% of all telecommunications trade in the world and calls for the liberalization for nearly all markets by the year 2000 or shortly thereafter. The Registrant is in position to take advantage of these changes in order to market newly discounted services to current and new customers in all 69 countries where this deregulation has taken place.

3. During 1998, the Japanese telecommunications market, which is the world's second largest became fully open. The Japanese government passed extensive legislation designed to liberalize the market and was one of the first to ratify the World Trade Organization protocol on Basic telecommunications Services.

Deregulation and privatization have allowed new long distance providers to emerge in foreign markets. By eroding the traditional monopolies previously held by single national providers, many of which were partially or wholly government owned, deregulation presents an opportunity for businesses to negotiate more favorable agreements with post telephone and telegraph operators and emerging foreign providers. In addition, deregulation in certain foreign countries will enable the Registrant to establish local switching and transmission facilities, thus allowing the Registrant to terminate traffic and begin carrying international long distance traffic originating in those countries. The Registrant believes that the growth of traffic originating in several markets worldwide will be significant due to relative economic growth rates and increasing access to telecommunications facilities in emerging markets.

The Registrant is in the process of acquiring telecom reseller operations in order to establish alliances, partnerships and joint ventures with telecom facilities-based firms and carriers on every continent. The Registrant has the ability to offer leadership models, marketing support services, and financial support to its acquired telecom resellers and service its allied facilities-based operating firms and carriers.

The Development of the U.S. and Overseas Markets

The international long distance industry consists of all transmissions of voice and data that originate in one country and terminate in another. This industry is undergoing a period of fundamental change which has resulted in substantial growth in international traffic. According to industry sources, world-wide gross revenues for providers of international telephone service exceeded $80 billion in 1998 and the volume of international traffic on public telephone networks is expected to compound at an annual growth rate of approximately 13 to 17% from 1999 through the year 2003.

Additional Marketing Opportunities

This section describes certain contact made by the registrant in various European and Asian countries. These opportunities serve only as examples of possible agreements that might result from further discussions. However, there is no certainty the Registrant will be successful in entering into any agreement with any of the following contacts.

FRANCE

The Registrant has had several meetings in Paris with a potential joint venture partner and French Telecom. Should an agreement be reached between the parties, the Registrant has the opportunity to carry up to 20,000,000 minutes per month through VoIP from France. The terms of the agreement have not been fully negotiated, but the Registrant would be prepared to provide and install all necessary network equipment and gateways to handle this volume of traffic at an expected cost of $1 to $1.5 million. It would be the Registrant's intent to have the joint venture partner staff any marketing and administrative functions. Typically, the Registrant would expect to earn between 1 and 3 cents per minute before depreciation, amortization, and interest expenses.

RUSSIA

The Registrant entered into a joint venture Agreement with government-licensed Crosna to create a VoIP platform in Moscow. As previously noted, this agreement has been assigned to ICE which will arrange and provide further funding. (See Agreements.) In the continuing belief that excellent potential exists for multiple providers in Russia, the Company has had discussions with other entities interested or involved in providing VoIP services to and from Russia, but as yet has made no joint venture or acquisition arrangements.

MALTA

After numerous visits to Malta, strong affiliations have been established and the Registrant is relying on its intended joint venture associates, the Demajo Group and Maltacom (PTT) to help the Registrant establish footholds throughout the region. To date, no further detailed plans have been developed regarding an implementation strategy, as the Registrant is presently seeking an equity financing for adequate working capital prior to formalizing any installation commitments in the Mediterranean. (See Agreements.)

In order to take advantage of any of these marketing opportunities, the Registrant will have to expend funds to travel to and communicate with people in these jurisdictions. There are no specific proposals in place at this time, but the registrant incorporate and invest in capital equipment and overhead in one or more areas. Finders fees and other transaction fees may be payable by the registrant in cash or stock.

It is estimated that a startup in any specific country, including installation of gateway equipment would total a minimum of $50,000 from inception to operation of the first million minutes per month of traffic volume.

STRATEGIC ALLIANCES

Management plans to utilize as many relationships and strategic alliances that have already been formed as is possible. Many of the relationships were formed as a result of the introductions made since the original acquisition with ICE. Since that agreement has been rescinded, the Registrant cannot be assured that any of those contacts will be available to the Registrant. Additionally, the Registrant will continue to seek other partnerships that have global market reach and significant compatibility with the Registrant's business goals.


RISK FACTORS

The Registrant does not have any significant operating history upon which to evaluate its future performance. As there is no lengthy history of operations, investors will be unable to assess future operating performance or future financial results or conditions by comparing these criteria against their past or present equivalents. No revenues have been received as yet and no services have actually been delivered to any customers.

The Registrant expects to incur losses on both a quarterly and an annual basis for the foreseeable future and cannot assure investors of ever achieving profitability.

Because Voice-over-the-Internet Protocol is a rapidly developing technology, the Registrant cannot assure investors that future developments will not render its technology outdated or obsolete, thus creating the need for high or prohibitive expenditures to remain competitive.

The Registrant's ability to generate revenue will depend upon a number of factors, including:

(A) pricing of VoIP services delivered by competing companies;

(B) the amount of traffic on its proposed sites;

(C) the ability of the Registrant to demonstrate user demographic characteristics that are attractive to VoIP service providers;

(D) the establishment of desirable business governmental, and technical relationships.

Acceptance of VoIP services will also depend to a large extent on the level of Internet use by consumers and upon growth in the commercial use of the Internet.

Because global commerce and the on-line exchange of information is new and evolving, we are unable to predict with any assurance whether the Internet will prove to be a viable commercial marketplace in the long term. Prospective revenues would be adversely affected if widespread commercial use of the Internet does not develop or is substantially delayed, especially in under-developed regions.

Dependence on Continued Growth and Viability of the Internet.

The Company's future success is substantially dependent upon continued growth in the use of the Internet. The Internet's recent and rapid growth must continue, and e-Commerce on the Internet must become widespread. None of these can be assured. The Internet may prove not to be a viable commercial marketplace. If use of the Internet does not continue to grow, the Company's business, results of operations and financial condition might be adversely affected, only because the continued requirement for capital investment by large telephone carriers might be diminished, thereby decreasing the availability of data communications capacity. Additionally, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that its technical infrastructure will continue to be able to support the demands placed upon it. Furthermore, security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit card numbers, may remain.

If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur, or if the Internet and other online services do not become a viable commercial marketplace, the Company's business, results of operations and financial condition could be adversely affected.

Certain of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to systems development than the Company or may try to attract traffic by offering ancillary services for free. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brand recognition. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service.

Internet infrastructure failures or disruptions caused by increased traffic, technical difficulties, vandalism or acts of God, among other factors, may impede the Registrant's ability to provide VoIP services. Repeated failures or disruptions may result in user dissatisfaction with the Internet as a transmission medium, which may lead to a diminution of the Registrant's customer base and a resultant impairment of the Registrant's ability to generate revenues.

The Registrant will have to rely on local and long-distance telecommunications companies to provide data communications capacity. These providers may experience service disruptions or have limited capacity, which could disrupt the provision of VoIP services. The Registrant may not be able to replace or supplement these services on a timely basis, if at all. In addition, because the Registrant must rely on third-party telecommunications services providers for connection to the Internet, the Registrant may not be able to control decisions regarding the availability of, or our access to, services at any given time.

The Registrant's success will depend to a large degree upon the efforts of its management, technical and marketing personnel.
The Registrant's success will also depend on its ability to attract and retain additional qualified management, technical and marketing personnel. Hiring employees with the combination of skills and attributes required to carry out the strategy is extremely competitive.

The Registrant does not have "key person" life insurance policies upon any of its officers or other personnel. The loss of the services of key personnel together with an inability to attract qualified replacements, could adversely affect prospective growth.

The Registrant's intended establishment of operations in foreign countries will entail significant expenditures and some knowledge of each country's national and local laws, including tax and labor laws. Furthermore, there are certain risks inherent in conducting business internationally, including, among others, regulatory requirements, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, currency exchange rate fluctuations, tariffs and other trade barriers, political instability and potentially adverse tax consequences, any of which could adversely affect growth opportunities.

The Registrant relies upon a combination of confidentiality and non disclosure agreements and contractual provisions with its employees and with third parties to establish and protect proprietary rights. The Registrant has applied for federal trademark protection for "LiteWave Corp." and intends to apply for federal trademark protection for all domain names used.
Legal standards relating to the validity, enforceability and scope of protection of certain rights in Internet related industries are uncertain and still evolving. The Registrant is unable to assure investors as to the future viability or value of any of its rights or those of other companies within the industry. The Registrant is also unable to assure investors that the steps taken to protect its rights will be adequate. Furthermore, the Registrant can have no assurance that its proposed business activities will not infringe upon the rights of others, or that other parties will not assert infringement claims against the Registrant.

The Registrant will require substantial additional financing in order to expand its network offerings beyond the initial venues, and to become a meaningful competitor in the industry. There is no assurance that such financing will be available. Moreover, if additional capital is raised through borrowing or other debt financing, this would incur interest expense.

Although there are currently few laws and regulations directly applicable to the Internet and VoIP services, it is likely that new laws and regulations will be adopted in the United States and elsewhere covering issues such as privacy, pricing, taxes and characteristics and quality of Internet services. The adoption of restrictive laws and regulations could slow Internet growth or its use as a viable VoIP commercial medium. Should such financing not be raised, it would put the ability for the Registrant to pursue its business plan and continue as a going concern at substantial risk.


ITEM 2.   MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATIONS

The following should be read in conjunction with the Selected
Financial Data and the Consolidated Financial Statements and notes thereto appearing elsewhere in this report.

Revenue and expense transactions in Canadian funds are converted to US dollars at the average rates in effect when the transactions occurred. Asset and liability accounts are converted at year-end closing rates, as at December 31, 1999.

Plan of Operation.

The Company is a development-stage company whose primary business is the development and delivery of telecom network solutions, products and services to the global marketplace, and the potential expansion of worldwide digital, voice, data and image delivery services via ultra modern fiber optic, internet circuit, satellite and Public Switched Telephone Network (PSTN) systems. The Registrant plans to offer highly reliable, low-cost switched and Internet driven services on a wholesale and retail basis.
The Registrant is in the process of formulating joint venture agreements with telephone service entities in a targeted group of up to 25 countries through a flexible network comprised of various foreign termination relationships, international servers, leased and owned transmission facilities and resale arrangements with long distance providers. The planned network deployment will utilize gateways, digital signal processors, and routers coupled to trans-oceanic fiber optics networks with both originating and terminating facilities installed in North America, Western Europe, Asia, Russia, China, Indonesia, and other regions.

The Company plans to deploy the initial phase of its VoIP network in western European countries during the year 2000, carrying long distance traffic for national and regional exchange carriers from country to country. This initial deployment will be financed by equity and/or debt financing.

Based upon the low monthly overhead associated with current operations, the Registrant believes that it has sufficient cash on hand and borrowing arrangements made to meet its anticipated needs for working capital, capital expenditures and business expansion for the next six months of operations, before any revenues are obtained. Should the business expand, and if the needs of the clientele require further equipment support, the Registrant will need to raise additional capital. Ian Lambert, the President and a director of the Registrant, has committed to make available and provide advances of the Registrant's operating costs up to a maximum of $200,000 over the next twelve months, until such time as the Registrant can generate sufficient revenues and/or an alternate source of funding is secured to meet operational requirements and repay the advances. The funding agreement calls for an interest-free (if converted into Common Stock of the Company) line of credit of up to $200,000, starting in August, 2000, and limited to a maximum draw of $20,000 per month. Sums borrowed under this agreement are convertible by Mr. Lambert into Common Stock of the Company, at either 1) fifty percent of the average "bid" price for the thirty-day period immediately preceding the election to convert; or 2) prior to listing on a public exchange, 75% of the then-most-recent private placement share issuance price. The conversion price in either case allows for recognition of the added risk associated with stock that is restricted against transfer in the public marketplace for a period of one year, as Mr. Lambert's stock would be, should he elect to convert. (A copy of the Funding Agreement is referenced herein as Exhibit 10.8).

It is anticipated that the Lambert advances would be sufficient to maintain short term operating costs for up to twelve months, depending upon the rate the business expands. If expansion is rapid, the funding arrangements would likely be inadequate, and other financing would be required to meet the Registrant's needs. Should such other financing not be forthcoming, there is substantial doubt regarding the Registrant's ability to continue as a going concern.

To date, Hemisphere and Associates, Inc., a non-related party, has caused to be loaned to the Registrant, on behalf of itself and four independent lenders, a total of approximately $1,024,614, at no interest. The lenders have recently been offered the right to convert the loans to private placement subscriptions for common stock to be issued at $0.625 per share, for a total of approximately 1,635,000 shares, restricted pursuant to Rule 144.

The Registrant had stated its intention to conduct a private placement of up to one million common shares at a price of $2.00 per share, announced August 18, 1999. As of this date, no subscription funds have been received and that private placement has been cancelled. The Company has recently announced a private placement of 2,000,000 shares at $0.625 per share (in which the potential loan conversion above has been included). The common shares to be issued by way of this private placement, under Regulation D, Rule 506 and/or Regulation S, would be restricted securities. Though he has indicated an intention to provide necessary working capital, Lambert, who has not yet provided any funding, is not under any obligation to provide further funding over and above the $200,000 committed to the Registrant and he may discontinue funding at any time should other financing be arranged.

The Registrant's auditor has issued its opinion that there is substantial doubt about the Registrant's ability to continue as a going concern. The Registrant has not established revenues sufficient to cover its operating costs and to allow it to continue as a going concern. In order to cover this contingency, the Registrant has secured the previously-described commitment from its President and Director, Mr. Ian Lambert, that he will advance sufficient interim funds, up to $200,000, so as to enable the Registrant's operations during such period. Notwithstanding the foregoing, the auditor advises in a Note to the Financial Statements as at December 31, 1999 that due to no established source of revenue, there is substantial doubt regarding the Registrant's ability to continue as a going concern, and as such, the Registrant is substantially dependent upon its ability to generate sufficient revenues to cover its operating costs.

If the Registrant needs to raise additional funds in order to fund expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies, any additional funds raised through the issuance of equity or convertible debt securities will reduce the percentage ownership of the stockholders of the Registrant. Stockholders may also experience additional dilution. Such securities may have rights, preferences or privileges senior to those of the Registrant's Common Stock. The Registrant does not currently have any contractual restrictions on its ability to incur debt and, accordingly, the Registrant could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Registrant's operations. There can be no assurance that the Company will be able to secure adequate financing from any source to pursue its current plan of operation, to meet its obligations or to deploy and expand its network development efforts over the next twelve months. Based upon its past history, management believes that it may be able to obtain funding from investors or lenders, but is unable to predict with
any certainty the amount and/or terms thereof.   If adequate
funds are not available or are not available on acceptable terms, the Registrant may not be able to continue in business, or to a lesser extent, may not be able to take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures.

The Registrant intends to hire additional employees as and only if the volume of business increases. The Registrant is not obligated to provide any further equipment over and above the $350,000 expended, for the Crosna joint venture project, since it has been assigned to ICE. The Registrant may be required in the future to purchase and provide equipment for the new agreements, but the amount is indeterminable at this time. Such agreements will contain qualifications that the supply of such equipment will be subject to the Registrant obtaining necessary financing or raising equity capital to fund such a commitment.

As of the date of this filing, no sales revenue has been generated by the Registrant. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Capital Requirements & Use of Funds

The Registrant will be seeking financing in the order of $2 to $3 million over the next twelve months to establish up to four points of presence. Due to the divestiture of the Crosna Agreement, the registrant will no longer need to raise large sums up to $50,000,000 over the next two to three years. Funds raised will be used to launch the Company's business plan and establish international offices starting in the USA and Europe. There is no guarantee that the Registrant will actually be able to complete such financing within a twelve month period, or at all. Should this funding not be raised, it would put the ability for the Registrant to pursue its business plan at risk (See Risk Factors).

This level of financing in the $2 to $3 million range can be undertaken by way of a combination of private placements, vendor equipment financing mechanisms, and debt financing secured by Letters of Credit provided by carriers contracting with the Registrant to carry VoIP based international traffic, and may only be required in tranches of $50,000 per Point of Presence.

It is an industry norm for irrevocable Letters of Credits ("L/C's") to be provided by carriers as a guarantee of payment for contracts with wholesale providers such as the Registrant, committing to specific levels of VoIP traffic volume, typically guaranteeing three months of the contract. The Registrant can assign the proceeds of such L/C's to lending institutions to provide security for debt financing. Such security often affords debt at a maximum borrowing cost of prime plus two percent. Such loans would typically be repaid over three years from operating revenues. The L/C's may be drawn down if the providing exchange carrier fails to pay the regularly scheduled invoices, usually billed weekly.

Corporate uses of funds shall include but not be limited to the following:

*Purchase of telecommunications equipment including switches, compression equipment, IP (Internet Protocol) servers, computers and software.

*Build out of switching facilities including property leases, facilities charges, utilities etc.

*Purchase of office equipment and associated software as necessary to increase efficiency, improve service, and expand market penetration.

*International market development, research, media trade shows, sales tools and support toward further development of the Company's international sales and service network of local strategic relations and agents offshore.

*Product development, enhancements and implementation to current products such as international direct connects, Voice over Internet Protocol (VoIP).

*Pursue telecommunication licensing and the establishment of corporate entities in strategic foreign countries to allow further exploitation of those markets. Expenses include license fees, legal costs and corporate development costs.

Administration and operational expenses

Capital is expected to be raised in stages, as the various strategic partnerships and joint ventures undergo installation of VoIP equipment.

The next phase of funding is anticipated to require approximately
$2 to $3 million, depending upon installation schedules negotiated under planned joint ventures and partnerships.

The following discussion and analysis explains the financial condition for the period from January 1, 1999 to December 31, 1999, which supplements the financial statements and related notes for that period and the audited financial statements for the fiscal year ended December 31, 1998.

Revenues. The Registrant does not anticipate that revenue generating operations will commence until the second half of 2000. No revenues were generated for the period January 1, 1999 to December 31, 1999, nor prior to that date.

Expenses. For the period from January 1, 1999 to December 31, 1999, the Company incurred expenses of $264,533 for consulting, including $24,890 in fees to Messrs. Lambert and Lawson and consultants fees of $239,643 for management and technical planning; $41,860 for marketing and investor relations; professional accounting and legal fees of $29,713; general and administrative expenses of $52,227; $26,369 for miscellaneous salaries; transfer agent and filing fees of $14,217; rent of $32,450; travel costs of $202,915; website development cots of $12,921; and $36,900 for telephone expenses. Expenses for the previous year ended December 31, 1998 were basically general and administrative, totaling $2,020. No expenses were incurred in the previous two years. All operating capital was advanced to the Registrant through loans arranged by Hemisphere & Associates, Ltd., a non-related party.

Net Loss.  For the period from January 1, 1999 to December 31,
1999, the Company recorded a loss from operations totaling
$1,064,085 for the year. The total net loss since incorporation through to December 31, 1998, was $3,020.

Liquidity and Capital Resources.  On December 31, 1999,
Hemisphere and Associates Ltd., in conjunction with four independent lenders, had advanced a total of $1,021,614 as loans to the Registrant to cover operating costs. As of December 31, 1999, the working capital deficiency was $1,064,765, including the loan payable of $1,021,614.

A.  Results of Operations

At this time, the Registrant has not commenced revenue generating operations. As noted previously, the Registrant does not anticipate commencing operations until the second half of 2000. The Registrant also cautions that while it does not foresee any such eventuality, delays in the anticipated start of operations might occur.

B.  Capital Resources

The Registrant had a working capital deficiency of $1,086,322 at March 31, 2000. The Registrant is pursuing a private placement at $0.625 per share to finance business development and settle the outstanding notes payable of $1,050,862 at March 31, 2000. In the meantime, the Company is meeting its obligations through funds loaned by non-related third parties. The Company anticipates that it will be able to raise further funds through share issuances once its Form 10-SB registration statement is completed and the Registrant is listed for trading on the NASD Over The Counter Bulletin Board.

The Company has made no specific commitments for capital expenditures, but anticipates further requirements to expend funds on equipment acquisition once new agreements are signed for VoIP installations.

C.  Liquidity

The Company is illiquid at the present time and is dependent upon a shareholder to provide funds to maintain its activities, though the Registrant expects to be able to raise funds through the issuance of shares over the next two to four months.

D.  Year 2000 Computer Issue

Neither the Registrant nor any of its suppliers experienced any problems related to the Year 2000 issues and no funds were expended relating to this issue.


ITEM 3.   DESCRIPTION OF PROPERTY

The Registrant sub-lets space located at 11300 W. Olympic
Boulevard, Suite 800, Los Angeles, California 90064 at the rate of US$500 per month on a month-to-month basis and office space at Suite 402, 609 West Hastings Street, Vancouver, B.C. Canada V6B
4W4. The rent for this space is US$750 per month, on a month-to-month basis.

Management believes that this space is suitable for the Registrant's needs in North America for the next twenty-four months. The Registrant expects to establish an office in Europe prior to the end of the year 2000. Costs are unknown and need to be determined, but are currently not expected to exceed $3,000 per month.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

(a) Security ownership of certain beneficial owners. The table below identifies any individual (including any "group") who is known to the Registrant to be the beneficial owner of more than five percent of any class of the small business issuer's voting securities:


Title of   Name and address                Amount and nature   Percentage
class      of beneficial                   of beneficial       of class (2)
           Owner                           ownership


Common(1)  Hemisphere and Associates, Inc.     320,000            7.65%

Common(1)  Vista Financial Corp.               320,000            7.65%

Common(1)  Eivissa Capital Corp.               320,000            7.65%

Common(1)  El Coyote Capital Corp.             320,000            7.65%

Common(1)  Torquay Holdings, Ltd.              400,000            9.57%



     (1) As of the date of this filing, these shares have not been issued. However, pursuant to conversion rights associated with loans made to the Registrant, the holders have the option to convert loans made to the Company, totaling approximately US$1,050,000, in a private placement at a rate of US$0.625 per share, for a total of 1,680,000 shares of the Company's Common
          Stock.

     (2)  Assuming full conversion of the US$1,050,000 loans.



(b) Security ownership of management. The table below sets forth the ownership by all directors and nominees, each of the named executive officers of the Company, and all directors and executive officers of the registrant as a group.

Title of       Name and address            Amount and nature   Percentage
class          of beneficial               of beneficial       of class
               Owner                       ownership


Common         Canasia Data Corp.            100,000             4%
               (Ian Lambert)
               1220 Eastview Road
               North Vancouver, B.C. V7J 1L6

Common         Harvey Lawson
               464 Somerset Street
               North Vancouver, B.C. V7N 1G3     NIL            NIL

Common         All Officers and Directors
               as a Group (three persons)    100,000             4%



(c) Changes in Control. There are no agreements between or among any of the shareholders which would restrict the issuance of shares in a manner that would cause any change of control of the Registrant. There are no voting trusts, pooling arrangements or similar agreements in place between or among any of the shareholders, nor do the shareholders anticipate the implementation of such an agreement in the near term.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS.

Directors and Executive Officers:

All directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Articles of Incorporation of the Registrant. Executive officers are appointed and serve at the pleasure of the Board of Directors.

Currently, the following persons are directors and executive officers.

Ian Davidson Lambert: President, Director
Date Position Commenced: February 26, 1999
Term of Office: Annual
Address:  1220 Eastview Road, North Vancouver, B.C. V7J 1L6
Age: 53

Experience: Owner, Canasia Data Corporation, (management services company) 1983 to present; Director, Covik Development Corp.,(oil & gas exploration) April 1990 to present; Director, Trade Winds Resources Ltd., (mineral exploration) April 1990 to present; Director, Dimensions West Energy Inc., (oil & gas production) April 1990 to present; Director, Quotemedia.com Inc., (financial internet portal) May, 1994 to present; Director, Tasty Fries Inc., (vending machine manufacturer) September 1995 to present. All companies are arms length with the Registrant, except Canasia Data, which is a shareholder of the Registrant.

Harvey Lawson
Date Position Commenced:  January 18, 2000
Term of Office: Annual
Address: 464 Somerset Street, North Vancouver, BC Canada V7N 1G3
Age: 51

Experience: Director and Officer, Regeena Resources Inc. (Mining)
1998 to present; Director, Spectrum Ventures Inc. (Wine Importer)
1998 to 1999; Financial Planner 1993 to 1998; Lecturer in
Financial Management in Hong Kong, Singapore and Canada 1978 to
1993

Involvement in Certain Legal Proceedings: During the past five years, none of the officers or directors of the Registrant has been subject to a bankruptcy petition, criminal conviction, or any order, judgment or decree, not subsequently reversed, suspended or vacated of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or found to be guilty of any securities laws infractions.

There are no significant employees who are not described as executives above, and there are no family relationships among directors, executive officers or any nominees to these positions.


ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation

The Registrant has the following officers:

Ian D. Lambert - President
Harvey M. Lawson - Secretary

Ian Lambert and Harvey Lawson provide executive, management and technical services for the Registrant. During and for the year ended December 31, 1999, a private company wholly-owned by Mr. Ian Lambert received or was due a total of $24,628 of compensation, in accordance with a management employment agreement approved by the directors in October, 1999, at a rate of $4,500 per month. During and for the year ended December 31, 1999, Mr. Lawson was paid $262 for consulting services. During and for the year ended December 31, 1999, Mr. Ken Martin, former CEO and Director was paid a total of $48,000 for service rendered through September 30, 1999. For further details of salary arrangements between the Registrant and Mr. Lambert and Mr. Lawson, refer to "Termination of Employment, Change in Responsibilities and Employment Contracts".


Options Granted During the Most Recently Completed Fiscal Year

During the Registrant's most recently completed quarter to March
31, 2000, and prior fiscal years ended December 31, 1999 and 1998, there were no incentive stock options granted to the executive officers.


Termination of Employment, Change in Responsibilities, and
Employment Contracts

The Registrant does not have any compensatory plan or arrangement which will result from the resignation, retirement or other termination of employment of an executive officer or from a change of control of the Registrant or a change in an executive officer's responsibilities following a change of control.

Pursuant to an agreement (the "Lambert Executive Employment Agreement") effective at October 1, 1999, Ian Lambert, the Registrant's President and a Director, will be employed by the Registrant and paid a monthly salary of $4,500. The term of the Lambert Executive Employment Agreement will be for one year, subject to earlier termination as provided therein.

Pursuant to an agreement (the "Lawson Employment Agreement") to be effective at January 18, 2000, Harvey Lawson, the Registrant's Secretary and a Director, will be employed by the Registrant and paid a monthly salary of $500. The term of the Lambert Executive Employment Agreement will be for one year, subject to earlier termination as provided therein.

There were no payments made to any officers or directors prior to 1999.


Compensation

The aggregate amount that the Registrant anticipates it will pay to its current executive officers during its current fiscal year is $60,000. Each of the Executive Employment Agreements will contain provisions for increases to the base salary based on the Registrant achieving positive cash flow, and upon achieving certain monthly gross income targets. In addition to the foregoing, the executive officers of the Registrant will also be entitled to participate in any stock option, profit sharing, medical reimbursement, insurance or other employee benefit plan as may be in effect from time to time, subject to the participation standards and other terms thereof. Reference should be made to further disclosure under Item 7 - Certain Relationships and Related Transactions.


Compensation of Directors

Other than compensation proposed to be paid to Ian Lambert and Harvey Lawson as disclosed under the previous sub-heading "Compensation of Officers", none of the directors of the Registrant have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed fiscal year. The members of the Company's Board of Directors are reimbursed only for actual expenses incurred in attending Board meetings. The Registrant has no additional arrangements, standard or otherwise, pursuant to which directors are compensated by the Registrant for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts.

Other than as disclosed in Compensation of Officers, none of the Registrant's directors have received any manner of compensation for services provided in their capacity as directors during the Registrant's most recently completed quarter ended March 31, 2000 or years ended December 31, 1999 and 1998.

As at ended March 31, 2000, being a date within 135 days of this Registration Statement, the Registrant had no outstanding incentive stock options and share purchase warrants.


Annual Compensation Table

Name and             Year     Salary($)      Bonus($)   Other
Principal Position                                      Annual
                                                     Compensation


Ian Lambert          2000       54,000(1)    Nil           Nil
President

Harvey Lawson        2000        6,000       Nil           Nil
Secretary


Additional terms:

     (1) Increases to $120,000 per annum once Registrant achieves gross income derived from sales of $5 million monthly.


Long-Term Compensation

As at March 31, 2000, being a date within 135 days of this Registration Statement, the Registrant had no Long-Term
Compensation plans or agreements with any of its officers or directors.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Except as otherwise disclosed herein, no director, senior officer, principal shareholder or any associate or affiliate, had any material interest, direct or indirect, in any transaction since incorporation that had or is anticipated to have a material affect on the business, or any proposed transaction that would materially affect the business, except for an interest arising from the ownership of common shares of the Registrant where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the Registrant's capital.

Ian Lambert (President) and Harvey Lawson (Secretary) are currently the principal management of the business, and they own collectively 100,000 shares or 4% of the issued and outstanding stock. The salary for these executive officers outlined in Compensation of Officers was not established by arms length negotiations, however it is believed that the terms of these transactions are no less favorable to the Registrant than terms expected to be negotiated with unrelated parties at arms length.

During the year ended December 31, 1998, the Registrant issued
340,000 common shares under Rule 4(2), at a deemed value of $340 for minimal services rendered, to former officers and directors of the Registrant.


ITEM 8.   DESCRIPTION OF SECURITIES.

The Registrant's only class of stock is Common Stock. Each share has equal and identical rights to every other share for purposes of dividends, liquidation preferences, voting rights and any other attributes of a company's common stock. No voting trusts or any other arrangement for preferential voting exist among any of the shareholders, and there are no restrictions in the bylaws or articles of incorporation precluding issuance of further common stock or requiring any liquidation preferences, voting rights or dividend priorities with respect to this class of stock. As of September 30, 1999, there were 2,500,000 shares issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not entitled to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Registrant.

All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Registrant's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Registrant has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Registrant's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Registrant, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

Holders of Common Stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Registrant each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Registrant after satisfaction of all liabilities.


                             PART  II

ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
           COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

A.  Market Information

The Common Stock of the Registrant's securities were eligible to be quoted on the National Association of Securities Dealers
(NASD) Over-The-Counter Bulletin Board ("OTC BB"), on October 20,
1998.

Trading History

The following table sets for the periods indicated, the high and low trading prices of the Registrant's Common Stock as reported for each quarterly period since the Registrant's stock was eligible to be quoted on October 20, 1998:


Quarter Ending:         High ask per share:    Low bid per share:
---------------         -------------------    ------------------
March 31, 2000                $3.00                  $0.50
December 31, 1999             $3.375                 $0.375
September 30, 1999            $5.125                 $1.50
June 30, 1999                 $9.00                  $2.4375
March 31, 1999                $2.375                 $1.00
December 31, 1998             $1.25                  $0.6875

The above quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Registrant's Common Stock.

(ii) There is currently no common stock of the Registrant which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the Registrant has agreed to register for sale by security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the Registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.  Holders

As of the date of this filing, the Registrant has 2,500,000 shares issued and outstanding of which 2,000,000 are free trading shares and 500,000 are restricted. There are approximately 100 public shareholders.

Applicability of Low-Priced Stock Risk Disclosure Requirements.

The securities of the Registrant will be considered low-priced or "designated" securities under rules promulgated under the Exchange Act. Penny Stock Regulation Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker- dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The stock currently has a trading price of less than $5.00 per share and will not be traded on any national exchanges. Therefore, the Registrant's stock is subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

C.  Dividend Policy

The Registrant has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Registrant will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Registrant's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.  Reports to Shareholders

The Registrant intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Registrant may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Registrant will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Registrant is Alexis Stock Transfer Inc., 42450 Bob Hope Drive,
Suite 225, Rancho Mirage, California 92270.


ITEM 2.   LEGAL PROCEEDINGS.

To the best knowledge of the officers and directors of the Registrant, neither the Registrant nor any of its officers or directors are parties to any material legal proceeding or litigation and such persons know of no other material legal proceeding or litigation contemplated or threatened. There are no judgments against the Registrant or its officers or directors. None of the officers or directors have been convicted of a felony or misdemeanor relating to securities or performance in corporate office.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

None.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

During the year ended December 31, 1998, the Registrant issued
340,000 common shares under Rule 4(2), at a deemed value of $340 for minimal services rendered, to former officers and directors of the Registrant.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article IX of the Registrant's Articles of Incorporation and
Article 7 of the Registrant's Bylaws provide that no director of the Registrant shall have personal liability to the Registrant or to its stockholders for damages for breach of fiduciary duty as a director or officer in such capacity. This limitation on personal liability shall not apply to acts or omissions which involve intentional misconduct, fraud, a knowing violation of law, or unlawful payment of dividends in violation of Nevada Revised Statute 78.300 (Liability of Directors for Unlawful Distributions) as follows:

So far as permitted by the Nevada Business Corporation Act, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct.

Section 78.751(1) of the Nevada Revised Statutes (NRS) authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation due to his or her corporate role.
Section 78.751(1) extends this protection against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his of her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he or she be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751(4) of the NRS limits indemnification under Section 78.751(1) and 78.751(2) to situations in which either (i) the stockholders; (ii) the majority of a disinterested quorum of directors; or (iii) independent legal counsel determine that indemnification is proper under the circumstances.

Pursuant to Section 78.175(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.



                             PART F/S


Financial Statements.

     The following financial statements are attached to this report and filed as a part hereof.

     1)   Financial Statements as of
          March 31, 2000 (unaudited)

     2)   Audited Financial Statements as of
          December 31, 1999

     3)   Audited Financial Statements as of
          December 31, 1998

     4)   Audited Financial Statements as of
          December 31, 1997


                            LITEWAVE CORP.
         (formerly Homefront Safety Services Of Nevada, Inc.)
                     (A Development Stage Company)

                         FINANCIAL STATEMENTS
                  (Unaudited Prepared by Management)

                           MARCH 31, 2000

                                         LITEWAVE CORP.
                      (formerly Homefront Safety Services Of Nevada, Inc.)
                                 (A Development Stage Company)
                                         BALANCE SHEETS
                               (Unaudited Prepared by Management)


                                           March 31,             December 31,
                                           2000                  1999 Audited

ASSETS

Accounts receivable                     $    5,733                $    5,733
                                        -----------              ------------
                                        $    5,733                $    5,733
                                        ===========              ============



LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
     Bank indebtedness                  $     2,408              $     4,771
     Accounts payable and
       accrued liabilities                   38,785                   44,113
     Note payable (Note 4)                1,050,862                1,021,614
                                        -----------              ------------
                                          1,092,055                1,070,498
                                        -----------              ------------
Stockholders' deficit
     Capital stock (Note 5)
          Authorized
            25,000,000 common shares
            with a par value of $0.001
          Issued
            2,500,000 common shares
            (December 31, 1998
            2,500,000 common shares)          2,500                    2,500
     Additional paid in capital                 840                      840
     Deficit accumulated during
       the development stage             (1,089,662)              (1,068,105)
                                        -----------              ------------
                                         (1,086,322)              (1,064,765)
                                        -----------              ------------
                                        $     5,733              $     5,733
                                        ===========              ============


History and organization of the Company (Note 1)

The accompanying notes are an integral part of these financial statements.




                                         LITEWAVE CORP.
                      (formerly Homefront Safety Services Of Nevada, Inc.)
                                 (A Development Stage Company)
                                    STATEMENTS OF OPERATIONS
                               (Unaudited Prepared by Management)


                             Cumulative
                             Amounts From
                             Inception on        Three Month Period Ended
                             June 30, 1989       March 31,      March 31,
                             to March 31, 2000     2000           1999

EXPENSES
  Accounting and legal         $35,862           $  6,149      $     -
  Consulting                   275,783             11,250         2,680
  General and
    administrative              53,140                913           912
  Marketing and
    advertising                 41,860                 -            308
  Rent                          33,481              1,031           175
  Salaries, Benefits            26,369                 -             -
  Telephone, Utilities          37,674                774           406
  Transfer Agent, Filing Fees   14,900                683            -
  Travel                       202,915                 -             -
  Website Development           13,678                757            -
  Write-down of capital assets 353,000                 -             -
                             ----------          ---------      ---------
 Loss for the period       $(1,088,662)          $(21,557)       $(4,481)

                             ==========          =========      =========

Basic loss per share                             $  (0.01)      $  (0.01)
                             ==========          =========      =========

Weighted average number of
  common shares outstanding                      2,500,000      1,000,000
                             ==========          =========      =========


The accompanying notes are an integral part of these financial statements.



                                           LITEWAVE CORP.
                        (formerly Homefront Safety Services Of Nevada, Inc.)
                                    (A Development Stage Company)
                            STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
                                 (Unaudited Prepared by Management)

                                                                      Deficit
                                                                      Accumulated
                              Capital Stock            Additional     During the
                         ---------------------         Paid-in        Development
                         Shares         Amount         Capital        Stage               Total


Balance, December 31,
 1997                    2,000,000    $  2,000       $    -         $   (2,000)        $     -

  Shares issued for
    services               500,000         500             840             -                 1,340

  Loss for the year           -           -               -              (2,020)            (2,020)
                         ---------   ---------       ----------      ----------         ----------

Balance, December 31,
  1998                   2,500,000       2,500             840           (4,020)              (680)

  Loss for the year           -           -               -          (1,064,085)        (1,064,085)
                         ---------   ---------       ----------      ----------         ----------

Balance, December 31,
  1999                   2,500,000       2,500             840       (1,068,105)        (1,064,765)

  Loss for the period         -           -               -             (21,557)           (21,557)
                         ---------   ---------       ----------      ----------         ----------

Balance, March 31,
  2000                   2,500,000    $  2,500       $     840      $(1,089,662)       $(1,086,322)
                         =========   =========       ==========      ==========         ==========


The accompanying notes are an integral part of these financial statements.

                                           LITEWAVE CORP.
                        (formerly Homefront Safety Services Of Nevada, Inc.)
                                    (A Development Stage Company)
                                      STATEMENTS OF CASH FLOWS
                                 (Unaudited Prepared by Management)


                                        Cumulative
                                        Amounts From
                                        Inception on
                                        June 30, 1989            March 31,           March 31,
                                        to March 31, 2000        2000                1999


CASH FLOWS FROM OPERATING ACTIVITIES
  Loss for the period                   $ (1,086,662)            $  (21,557)        $(4,481)
  Adjustment to reconcile loss to net
    cash used in operating activities:
  Issuance of common shares
        for services                           1,340                    -                -
  Write-down of capital assets               353,000                    -

  Changes in non-cash working capital items
    Increase in accounts receivable           (5,733)                   -                -
    Increase (decrease)in accounts payable
      and accrued liabilities                 38,785                 (5,328)           5,143
                                        -----------              ----------          ----------
  Net cash used in operating activities    (701,270)                (26,885)             662
                                        -----------              ----------          ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of Capital stock                    1,000                    -
  Note payable                             1,050,862                 29,248               -
                                          ----------              ----------          ----------

  Net cash provided by financing
    activities                             1,051,862                 29,248               -
                                         -----------              ----------          ----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of capital assets            (353,000)                   -                  -
  Acquisition of other assets                   -                      -                 (662)
                                        -----------               ----------          ----------

  Net cash used in investing activities    (353,000)                   -                 (662)
                                        -----------               ----------          ----------


Increase (decrease) in cash
  for the period                            (2,408)                   2,363               -

Cash, beginning of period                       -                    (4,771)              -
                                        -----------              ----------          ----------

Cash, end of period                     $   (2,408)              $   (2,408)         $    -
                                        ===========              ==========          ==========

Cash and cash equivalents consists of:
  Cash and cash equivalents             $      -                 $     -            $     -
  Bank indebtedness                        (2,408)                   (2,408)              -
                                        -----------              ----------          ----------
                                        $  (2,408)               $   (2,408)        $     -
                                        ===========              ==========          ==========

Cash paid during the period for:
  Interest                              $      -                 $     -             $    -
  Income taxes                                 -                       -                  -
                                        ===========              ==========          ==========

Supplemental disclosure for non-cash operating, financing and investing activities (Note 9)
The accompanying notes are an integral part of these financial statements.

LITEWAVE CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)
MARCH 31, 2000




1.   HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized on June 30, 1989, under the laws of the State of Nevada, as Homefront Safety Services of Nevada, Inc. and issued 10,000 common shares for cash proceeds of $1,000. On April 26, 1999, the Company changed its name from Homefront Safety Services of Nevada, Inc. to Litewave Corp.

     The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, changes in stockholders' equity and cash flows at March 31, 2000 and for the periods then ended have been made. These financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 1999. The results of operations for the period ended March 31, 2000 are not necessarily indicative of the results to be expected for the year ending December 31, 2000.


2.   GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through equity financings.

                                    March 31,      December 31,
                                    2000           1999

Deficit accumulated during the    $(1,089,622)    $(1,068,105)
 development stage
Working capital deficiency         (1,086,322)     (1,064,765)


3.   SIGNIFICANT ACCOUNTING POLICIES

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

     Cash and cash equivalents

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

     Loss per share

     Loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". Due to the Company's simple capital structure, with only common stock outstanding, only basic loss per share is presented. Basic loss per share is computed by dividing losses applicable to common stockholders by the weighted average number of common shares outstanding during the period.

LITEWAVE CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)
MARCH 31, 2000




3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     Income taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Capital assets

     Capital assets are stated at cost unless the future undiscounted cash flows expected to result from either the use of an asset or its eventual disposition is less than its carrying amount in which case an impairment loss is recognized based on the fair value of the assets.

     Amortization of capital assets is based on the estimated useful lives of the assets and is computed using the straight-line method as follows:

Computer equipment  3 years

     Accounting for derivative instruments and hedging activities

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     Stock-based compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

     Comprehensive income

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of March 31, 2000.

LITEWAVE CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)
MARCH 31, 2000




3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

     Financial instruments

     The Company's financial instruments consist of accounts receivable, note receivable, bank indebtedness, accounts payable and note payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments, except for the note payable whose fair value is not readily determinable, approximate their carrying values.



4.   CAPITAL ASSETS

     In 1999, the Company entered into a Technology Purchase and Assignment Agreement whereby the Company would purchase the assets of International Communications and Equipment, Inc. ("ICE") through the issuance of common shares of the Company.

     In 1999, the Company also incurred expenses towards a joint venture project with NPO ZAO Crosna (the "Crosna Project") to develop an internet protocol telephone network in Russia. The Company purchased capital assets, which consisted of computer equipment, of $353,000 in anticipation of the joint venture.

     During 1999, management decided to write-off the carrying value of the capital assets to $Nil to reflect an impairment in value.



5.   NOTE RECEIVABLE

     During the period ended March 31, 2000, the Technology Purchase and Assignment Agreement with ICE was cancelled and the Company's rights, titles and interest in the Crosna Project including capital assets (Note 4) were assigned to ICE in exchange for a note receivable of $1,100,000. The note receivable is unsecured, non-interest bearing and is to be repaid from a portion of the profits of the Crosna Project assigned to ICE.

     Due to the uncertainty of collecting the $1,100,000 note receivable, management has taken a full provision of $1,100,000 against the note receivable.


6.   NOTE PAYABLE

     The note payable is unsecured, non-interest bearing with no fixed terms of repayment. The fair value of the note payable is not determinable as it has no repayment terms and is non-interest bearing.

LITEWAVE CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)
MARCH 31, 2000




7.   CAPITAL STOCK


     On June 30, 1989, the Company issued 10,000 common shares for proceeds of $1,000.

     On November 10, 1998, the Company issued 500,000 common shares at a deemed value of $1,340 for services rendered, of which 340,000 common shares were issued at a deemed value of $340 to former officers and directors of the Company.


     Authorized share capital

     On July 16, 1998, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its authorized capital from 10,000 common shares to 25,000,000 common shares. The par value was unchanged at $0.001 per share.


     Additional paid-in capital

     The excess of proceeds received for common shares over their par value of $0.001, less share issue costs, is credited to additional paid-in capital.


     Stock split

     On July 25, 1998, the Company implemented a 200:1 stock split. The number of outstanding common shares increased from 10,000 common shares to 2,000,000 common shares. Stockholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from additional paid-in capital to common shares the par value of the additional shares arising from the split. In addition, all references to number of shares and per share amounts of common shares have been restated to reflect the stock split.




8.   RELATED PARTY TRANSACTIONS

     During the period ended March 31, 2000, the Company paid
$11,250 (1999 - $2,680) in consulting fees to directors, a former director and to a company related by a common director.




9. SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING AND INVESTING ACTIVITIES

     There were no non-cash transactions for the periods ended
March 31, 2000 and March 31, 1999.

LITEWAVE CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)
MARCH 31, 2000




10.  INCOME TAXES

     The Company's total deferred tax asset is as follows:

                                       March 31,      December 31,
                                       2000           1999

Tax benefit of net operating           $  410,400     $  405,120
 loss carryforward
Valuation allowance                      (410,400)      (405,120)
                                       $      -       $      -

     The Company has a net operating loss carry forward of approximately $1,080,000 which expires in 2006 and 2007. The
Company provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding realization.


11.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

                          LITEWAVE CORP.
       (formerly Homefront Safety Services of Nevada, Inc.)
                  (A Development Stage Company)


                       FINANCIAL STATEMENTS


                        DECEMBER 31, 1999

                   INDEPENDENT AUDITORS' REPORT



To the Stockholders and Board of Directors of LITEWAVE CORP.
(formerly Homefront Safety Services of Nevada, Inc.)
(A Development Stage Company)


We have audited the accompanying balance sheets of Litewave Corp. (formerly Homefront Safety Services of Nevada, Inc.) as at December 31, 1999 and 1998 and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended and the cumulative amounts from inception on June 30, 1989 to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations, changes in stockholders' deficit and cash flows for the years then ended and the cumulative amounts from inception on June 30, 1989 to December 31, 1999 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that Litewave Corp. (formerly Homefront Safety Services of Nevada, Inc.) will continue as a going concern. As discussed in
Note 2 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 2.
The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                      /s/ Davidson & Company
Vancouver, Canada                       Chartered Accountants

March 22, 2000
(except as to Note 6 which is as of May 2, 2000)

                                           LITEWAVE CORP.
                     (formerly Homefront Safety Services of Nevada, Inc.)
                                  (A Development Stage Company)
                                           BALANCE SHEETS
                                          AS AT DECEMBER 31



                                             1999                1998

ASSETS

Current
  Accounts Receivable                        $  5,733            $     -
                                             ===========         ===========


LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
  Bank Indebtedness                          $   4,771           $    -
  Accounts payable and accrued liabilities      44,113                680
  Note Payable (Note 5)                      1,021,614                -
                                             -----------         -----------
Total Current Liabilities                    1,070,498                680
                                             -----------         -----------
Stockholders' deficit
  Capital stock (Note 6)
    Authorized
      25,000,000 common shares
      with a par value of $0.001
    Issued
      2,500,000 common shares
      (1998 - 2,500,000 common shares)           2,500              2,500
  Additional paid in capital                       840                840
  Deficit accumulated during
    the development stage                   (1,068,105)            (4,020)
                                             -----------         -----------
                                            (1.064,765)              (680)
                                             -----------         -----------
                                             $   5,733           $    -
                                             ===========         ===========



History and organization of the Company (Note 1)

Subsequent event (Note 10)

The accompanying notes are an integral part of these financial statements.


                                           LITEWAVE CORP.
                     (formerly Homefront Safety Services of Nevada, Inc.)
                                  (A Development Stage Company)
                                      STATEMENTS OF OPERATIONS



                         Cumulative
                         Amounts From
                         Inception on        Year Ended December 31,
                         June 30, 1989
                         to December 31,     -----------------------
                         1999                1999          1998


EXPENSES
Accounting & legal      $    29,713      $  29,713      $   -
Consulting                  264,533        264,533          -
  General and
    administrative           52,227         49,207         2,020
  Marketing and
    Promotion                41,860         41,860          -

  Rent                       32,450         32,450          -

  Salaries & Benefits        26,369         26,369          -

  Telephone & Utilities      36,900         36,900          -

  Transfer Agent &
     Filing Fees             14,217         14,217          -

  Travel                    202,915        202,915          -

  Website Development        12,921         12,921          -
                         ----------      ---------      ---------
Write-down of
 capital assets (Note 4)   (353,000)      (353,000)         -
                         ----------      ---------      ---------


Loss for the period     $(1,067,105)   $(1,064,085)     $ (2,020)
                         ===========    ==========      =========

Basic loss per share                    $    (0.43)     $  (0.01)
                         ===========    ==========      =========

Weighted average number
  of common shares
  outstanding                            2,500,000      2,069,863
                         ===========    ==========      =========


The accompanying notes are an integral part of these financial statements.


                                           LITEWAVE CORP.
                     (formerly Homefront Safety Services of Nevada, Inc.)
                                  (A Development Stage Company)
                            STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

                                                        Deficit
                                                      Accumulated
                        Capital Stock      Additional  During the
                     --------------------   Paid-in   Development
                      Shares       Amount   Capital      Stage         Total


Balance, December 31,
         1997         2,000,000   $ 2,000   $          $  (2,000)    $    -

  Shares issued for
    services            500,000      500       840         -            1,340

  Loss for the year         -         -         -         (2,020)      (2,020)
                      ---------   ---------  ---------  --------    ----------
Balance, December 31,
  1998                2,500,000    2,500       840       (4,020)        (680)

 Loss for the year         -          -         -     (1,064,085)  (1,064,085)
                      ---------   ---------  ---------  --------    ----------
Balance, December 31,
  1999                2,500,000    2,500       840    (1,068,105)  (1,064,765)
                      =========   ========   =======  ===========  ===========


The accompanying notes are an integral part of these financial statements.


                                           LITEWAVE CORP.
                     (formerly Homefront Safety Services of Nevada, Inc.)
                                  (A Development Stage Company)
                                      STATEMENTS OF CASH FLOWS

                                     Cumulative
                                     Amounts From
                                    Inception on
                                    June 30, 1989    Year Ended December 31,
                                    to December 31,  ----------------------
                                        1999          1999       1998


CASH FLOWS FROM OPERATING ACTIVITIES
  Loss for the period               $(1,067,105)  $(1,064,085)  $ (2,020)

  Adjustments to reconcile loss to net
    cash used in operating activities:
      Issuance of common shares
        for services                      1,340           -        1,340
      Write-down of capital assets      353,000        353,000       -

  Changes in non-cash working capital items
 Increase in accounts receivable         (5,733)        (5,733)      -
 Increase in accounts payable
      and accrued liabilities            44,113         43,433       680
                                      ----------     ----------    -------
  Net cash used in
    operating activities              (674,385)       (673,385)      -
                                      ----------     ----------    -------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of capital stock              1,000            -          -
  Note Payable                       1,021,614       1,021,614       -
                                    -----------     ----------    -------
  Net cash provided by financing
    activities                         669,614         668,614       -
                                     ----------     ----------    -------

CASH FLOWS FROM INVESTING ACTIVITIES      -              -           -
Acquisition of Capital Assets         (353,000)       (353,000)      -
                                     ----------     ----------    -------
  Net cash used in
    investing activities              (353,000)       (353,000)      -
                                     ----------     ----------    -------
Decrease in cash and cash
   equivalents for the period           (4,771)        (4,771)       -
                                     ----------     ----------    -------

Cash and cash equivalents,
   beginning of period                   -              -            -
                                     ----------     ----------    -------

Cash and cash equivalents,
  end of period                     $  (4,771)      $ (4,771)    $   -
                                     ==========     ==========    =======
Cash consists of:
  Cash & cash equivalents           $    -          $    -       $   -
  Bank Indebtedness                    (4,771)        (4,771)        -
                                    ----------     ----------    -------
                                    $  (4,771)     $  (4,771)     $  -

Cash paid during the period for:
  Interest expense                  $    -         $    -         $  -
  Income taxes                           -              -            -
                                    ==========     ==========    =======



Supplemental disclosure for non-cash operating, financing and investing activities (Note 8)


The accompanying notes are an integral part of these financial statements.


                          LITEWAVE CORP.
       (formerly Homefront Safety Services of Nevada, Inc.)
                  (A Development Stage Company)

                NOTES TO THE FINANCIAL STATEMENTS
                        DECEMBER 31, 1999


1.   HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized on June 30, 1989, under the laws of the State of Nevada, as Homefront Safety Services of Nevada, Inc. and issued 10,000 common shares for cash proceeds of $1,000. On April 26, 1999, the Company changed its name from Homefront Safety Services of Nevada, Inc. to Litewave Corp.

2.   GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the company to continue as a going concern. It is management's plan to seek additional capital through equity financings.

                                       1999           1998

Deficit accumulated during the
  development stage                 $ (1,068,105)  $ (4,020)
Working capital deficiency            (1,064,765)      (680)


3.   SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

Loss per share

Loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". Due to the Company's simple capital structure, with only common stock outstanding, only basic loss per share is presented. Basic loss per share is computed by dividing losses applicable to common stockholders by the weighted average number of common shares outstanding during the period.

Income taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

LITEWAVE CORP.
(formerly Homefront Safety Services of Nevada, Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999


3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Income taxes (cont'd.....)

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Capital Assets

Capital Assets are stated at cost unless the future undiscounted cash flows expected to result from either the use of an assets or its eventual disposition is less than its carrying amount in which case an impairment loss is recognized based on the fair value of the assets.

Amortization of capital assets is based on the estimated useful lives of the assets and is computed using the straight-line method as follows:

     Computer Equipment       3 years

Accounting for derivative instruments and hedging activities

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have significant impact on its financial statements.

Reporting on costs of start-up activities

In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The adoption by the Company of SOP 98-5 during the current period had no effect on its financial statements.

Stock-based compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

Comprehensive income

In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of December 31, 1999.

LITEWAVE CORP.
(formerly Homefront Safety Services of Nevada, Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Financial instruments

The Company's financial instruments consist of accounts receivable, bank indebtedness, accounts payable and note payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments, except for the note payable whose fair value is not readily determinable, approximate their carrying values.

4.   CAPITAL ASSETS

During the current year, the Company entered into a Technology
Purchase and Assignment Agreement whereby the Company would purchase the assets of International Communications and Equipment, Inc. ("ICE") through the issuance of common shares of the Company.

The Company also incurred expenses towards a joint venture project with NPO ZAO Crosna (the "Crosna Project") to develop an internet protocol telephone network in Russia. The Company purchased capital assets, which consisted of computer equipment, of $353,000 in anticipation of the joint venture.

Subsequent to year end, the Company assigned the capital assets to ICE in exchange for a note receivable (Note 10). Management has decided to write off the carrying value of the capital assets to $Nil to reflect the impairment in value.

5.   NOTE PAYABLE

The note payable is unsecured, non-interest bearing with no fixed terms of repayment. The fair value of the note payable is not determinable as it has no repayment terms and is non-interest bearing.

6.   CAPITAL STOCK

On June 30, 1989, the Company issued 10,000 common shares for proceeds of $1,000.

On November 10, 1998, the Company issued 500,000 common shares at a deemed value of $1,340 for services rendered, of which 340,000 common shares were issued at a deemed value of $340 to former officers and directors of the Company.

Authorized share capital

On July 16, 1998, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its authorized capital from 10,000 common shares to 25,000,000 common shares. The par value was unchanged at $0.001 per share.

Additional paid-in capital

The excess of proceeds received for common shares over their par value of $0.001, less share issue costs, is credited to additional paid-in capital.

Stock split

On July 25, 1998, the Company implemented a 200:1 stock split. The number of outstanding common shares increased from 10,000 common shares to 2,000,000 common shares. Stockholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from additional paid-in capital to common shares the par value of the additional shares arising from the split. In addition, all references to number of shares and per share amounts of common shares have been restated to reflect the stock split.

LITEWAVE CORP.
(formerly Homefront Safety Services of Nevada, Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999


7.   RELATED PARTY TRANSACTIONS

During the year ended December 31, 1999, the Company entered into the following transactions with related parties:

     a) Paid $5,941 (1998 - $Nil) in administration fees to an individual related to a director of the Company.

     b) Paid $39,390 (1998 - $Nil) in consulting fees to directors, a former director and to a company related by a common director.

8.   SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING
     AND INVESTING ACTIVITIES

There were no significant non-cash transactions for the year ended December 31, 1999.

The significant non-cash transaction for the year ended December
31, 1998 consisted of the Company issuing 500,000 common shares at a deemed value of $1,340 as consideration for services rendered.

9.   INCOME TAXES

The Company's total deferred tax asset at December 31 is as follows:


                                           1999           1998
Tax benefit of net operating
  loss carryforward                     $ 405,120      $   424
Valuation allowance                      (405,120)        (424)
                                         ---------     --------
                                        $   -          $   -

The Company has a net operating loss carryforward of approximately $1,066,105 (1998 - $2,020) which expire in 2006 and 2005, respectively. The valuation allowance increased to $405,120 from $424 during the year ended December 31, 1999. The
Company provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding realizability.

10.  SUBSEQUENT EVENT

Subsequent to year end, the Technology Purchase and Assignment Agreement with ICE was cancelled and the Company's rights, titles and interest in the Crosna Project including capital assets (Note
4) were assigned to ICE in exchange for a note receivable of $1,100,000. The note receivable is unsecured, non-interest bearing and is to be repaid from a portion of the profits of the Crosna Project assigned to ICE.

Due to the uncertainty of collecting the $1,100,000 note receivable, management has taken a full provision of $1,100,000 against the note receivable.

11.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

                HOMEFRONT SAFETY SERVICES OF NEVADA, INC.
                      (A Development Stage Company)


                          FINANCIAL STATEMENTS


                            DECEMBER 31, 1998

DAVIDSON & COMPANY
CHARTERED ACCOUNTANTS
A Partnership of Incorporated Professionals

Suite 1270                              Tel (604) 687-0947
Stock Exchange Tower                    Fax (604) 687-6172
609 Granville Street Vancouver, B.C., Canada V7Y 1G6

                       INDEPENDENT AUDITORS' REPORT




To the Stockholders and Board of Directors of Homefront Safety Services of Nevada, Inc.
(A Development Stage Company)


We have audited the accompanying balance sheet of Homefront Safety Services of Nevada, Inc. as at December 31, 1998 and the related statements of operations, stockholders' deficit and cash flows for the year then ended and the cumulative amounts from incorporation on June 30, 1989 to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and its cash flows for the year then ended and the cumulative amounts from incorporation on June 30, 1989 to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Homefront Safety Services of Nevada, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The audited financial statements as at December 31, 1997 and for the year then ended were audited by another auditor who expressed an opinion without reservation on those statements in his audit report dated November 2, 1998.


                                        /s/ Davidson & Company
Vancouver, Canada                       Chartered Accountants

September 27, 1999

                              HOMEFRONT SAFETY SERVICES OF NEVADA, INC.
                                    (A Development Stage Company)
                                           BALANCE SHEETS
                                          AS AT DECEMBER 31



                                             1998                1997

ASSETS                                       $    -              $     -
                                             ===========         ===========


LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
  Accounts payable and accrued liabilities   $    680            $     -
                                             -----------         -----------

Stockholders' deficit
  Capital stock (Note 4)
    Authorized
      25,000,000 common shares
      with a par value of $0.001
    Issued
      2,500,000 common shares
      (1997   2,000,000 common shares)         2,500                2,000
  Additional paid in capital                     840                  -
  Deficit accumulated during
    the development stage                     (4,020)              (2,000)
                                             -----------         -----------
                                                (680)                 -
                                             $    -              $    -
                                             ===========         ===========


History and organization of the Company (Note 1)

Subsequent events (Note 7)


             The accompanying notes are an integral part of these financial statements.

                              HOMEFRONT SAFETY SERVICES OF NEVADA, INC.
                                    (A Development Stage Company)
                                      STATEMENTS OF OPERATIONS



                         Cumulative
                         Amounts From
                         Inception on                Year Ended December 31,
                         June 30, 1989
                         to December 31,     ---------------------------------------
                         1998                1998           1997           1996


EXPENSES
  General and
    administrative       $    3,020          $   2,020      $    -         $    -
                         ----------          ---------      ---------      ---------

Loss for the period      $    3,020          $   2,020      $    -         $    -
                         ==========          =========      =========      =========

Basic and dilutive
  Loss per share                             $  (0.01)      $    -         $    -
                         ==========          =========      =========      =========

Weighted average number
  of common shares
  outstanding                                2,069,863      2,000,000      2,000,000
                         ==========          =========      =========      =========


             The accompanying notes are an integral part of these financial statements.


                              HOMEFRONT SAFETY SERVICES OF NEVADA, INC.
                                    (A Development Stage Company)
                            STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

                                                                      Deficit
                                                                      Accumulated
                              Capital Stock            Additional     During the
                         ---------------------         Paid-in        Development
                         Shares         Amount         Capital        Stage               Total


Balance, December 31,
  1995, 1996 and 1997    2,000,000    $  2,000       $    -          $   (2,000)        $     -

  Shares issued for
    services               500,000         500             840             -                 1,340

  Loss for the year           -           -               -              (2,020)            (2,020)
                         ---------   ---------       ----------      ----------         ----------

Balance, December 31,
  1998                   2,500,000       2,500             840           (4,020)              (680)
                         =========   =========       ==========      ==========         ==========


              The accompanying notes are an integral part of these financial statements.


                              HOMEFRONT SAFETY SERVICES OF NEVADA, INC.
                                    (A Development Stage Company)
                                      STATEMENTS OF CASH FLOWS

                                        Cumulative
                                        Amounts From
                                        Inception on
                                        June 30, 1989               Year Ended December 31,
                                        to December 31,     --------------------------------------
                                        1998                1998           1997           1996


CASH FLOWS FROM OPERATING ACTIVITIES
  Loss for the period                   $  (3,020)          $ (2,020)      $    -         $    -

  Adjustment to reconcile loss to net
    cash used in operating activities:
      Issuance of common shares
        for services                        1,340              1,340            -              -

  Changes in non-cash working capital items
    Increase in accounts payable
      and accrued liabilities                 680                680            -              -
                                        -----------         ----------     ----------     ----------
  Net cash provided by
    operating activities                   (1,000)               -              -              -
                                        -----------         ----------     ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of capital stock                 1,000                -              -              -
                                        -----------         ----------     ----------     ----------

  Net cash provided by financing
    activities                              1,000                -              -              -
                                        -----------         ----------     ----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES         -                   -              -              -
                                        -----------         ----------     ----------     ----------

Change in cash position for the period       -                   -              -              -
                                        -----------         ----------     ----------     ----------

Cash, beginning of period                    -                   -              -              -
                                        -----------         ----------     ----------     ----------

Cash, end of period                     $    -              $    -         $    -         $    -
                                        ===========         ==========     ==========     ==========


Cash paid during the period for:
  Interest expense                      $    -              $    -         $    -         $    -

  Income taxes                               -                   -              -              -
                                        ===========         ==========     ==========     ==========



Supplemental disclosure for non-cash operating, financing and investing activities (Note 5)


             The accompanying notes are an integral part of these financial statements.

                HOMEFRONT SAFETY SERVICES OF NEVADA, INC.
                      (A Development Stage Company)
                    NOTES TO THE FINANCIAL STATEMENTS
                            DECEMBER 31, 1998



1.   HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized on June 30, 1989, under the laws of the State of Nevada, as Homefront Safety Services of Nevada, Inc. and issued 10,000 common shares for cash proceeds of $1,000. The Company currently has no operations and, in accordance with SFAS#7, is considered a development stage company.


2.   GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.


3.   SIGNIFICANT ACCOUNTING POLICIES

Stock-based compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

Income taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes".
A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Loss per share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). Under FAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

New accounting standards

In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

Reporting on costs of start-up activities

In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company does not anticipate that the statement will have a significant impact on its future financial statements.

Comprehensive income

In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of December 31, 1998.


4.   CAPITAL STOCK

Authorized share capital

On July 16, 1998, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its authorized capital from 10,000 common shares to 25,000,000 common shares. The par value was unchanged at $0.001 per share.

Additional paid-in capital

The excess of proceeds received for common shares over their par value of $0.001, less share issue costs, is credited to additional paid-in capital.

Stock split

On July 25, 1998, the Company implemented a 200:1 stock split. The number of outstanding common shares increased from 10,000 common shares to 2,000,000 common shares. Stockholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from additional paid-in capital to common shares the par value of the additional shares arising from the split. In addition, all references to number of shares and per share amounts of common shares have been restated to reflect the stock split.

Restricted shares

On November 10, 1998, the Company issued 500,000 common shares at a deemed value of $1,340 for services rendered. These shares are restricted for a period of one year from the date of issuance. Of these, 340,000 common shares were issued at a deemed value of $340 to former officers and directors of the Company.


5. SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING AND INVESTING ACTIVITIES

The significant non-cash transaction for the year ended December 31, 1998 consisted of the Company issuing 500,000 common shares at a deemed value of $1,340 as consideration for services rendered.

There were no significant non-cash transactions for the years ended December 31, 1997 and 1996.


6.   INCOME TAXES

The Company's total deferred tax asset at December 31 is as follows:


                                             1998           1997

Tax benefit of net operating
  loss carryforward                          $   424        $   -
Valuation allowance                             (424)           -
                                             --------       -------
                                             $   -          $   -
                                             ========       =======

The Company has a net operating loss carryforward of approximately $2,020 (1997 - $Nil). The valuation allowance increased to $424 from $Nil during the year ended December 1998. The Company provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding realizability.

The operating loss carryforwards of $2,020 expire in 2005.


7.   SUBSEQUENT EVENTS

The following events occurred subsequent to year end:

     a) On April 19, 1999, the Company entered into an agreement with International Communications and Equipment, Inc. ("ICE") to acquire all the assets, intellectual property and technology of ICE in exchange for issuing 10,300,000 common shares of the Company.

     b) The Company changed its name from Homefront Safety Services of Nevada, Inc. to Litewave Corp. on April 26, 1999.

     c) On September 10, 1999, the Company entered into a joint venture agreement with Crosna Research & Production Association ("Crosna"), a company incorporated under the laws of the Russian Federation, to set up an Internet Protocol-telephone network in a number of regions of the Russian Federation. The agreement calls for the Company to incorporate a company under the laws of the Russian Federation and contribute, in phases, up to $30,000,000 of equipment to the new company.


8.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may incorrectly recognize the year 2000 as some other date, resulting in errors. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business
operations.   It is not possible to be certain that all aspects of the Year
2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

BARRY L. FRIEDMAN, P.C.
Certified Public Accountant
1582 TULITA DRIVE   OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123  FAX NO. (702) 896-0278


INDEPENDENT AUDITORS' REPORT
Board of Directors                                      November 2, 1998
Homefront Safety Services of Nevada, Inc.
Palm Springs, California


I have audited the accompanying Income Statement of Homefront Safety Services of Nevada, Inc., (A Development Stage Company), for the year ended December 31, 1997. These financial income statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial income statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial income statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial income statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial income statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial income statements referred to above present fairly, in all material respects, the results of the operations of Homefront Safety Services of Nevada, Inc., (a Development Stage Company), for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial income statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial income statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial income statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Barry L. Friedman
Certified Public Accountant


                  HOMEFRONT SAFETY SERVICES OF NEVADA, INC.

                        (A Development Stage Company)

                           STATEMENT OF OPERATIONS

                              Year
                              Ended
                              Dec. 31,
                              1997

INCOME:
  Revenue                     $   0

EXPENSES:
General, Selling
and Administrative            $   0

Total Expenses                $   0

Net Profit/Loss(-)            $   0


Net Profit/Loss (-)
per weighted
share (Note 1)                $ .0000
                              =======

Weighted average
number of common
shares                        2,000,000
                              =========


See accompanying notes to financial income statements & audit report


                HOMEFRONT SAFETY SERVICES OF NEVADA, INC.
                     (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized June 30, 1989, under the laws of the State of Nevada, as Homefront Safety Services of Nevada, Inc. The company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

On June 30, 1989, the company issued 10,000 shares of $.001 par value common stock for $ 1,000. in cash.

On July 16, 1998, the State of Nevada approved the Company's restated
Articles of Incorporation, which increased its capitalization from 10,000 common shares to 25,000,000 common shares. The par value was unchanged at $.00l.

On July 25, 1998, the Company forward split its common stock 200:1, thus increasing the number of outstanding common shares from 10,000 shares to 2,000,000 shares.


NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1.   The Company uses the accrual method of accounting.

2. Earnings per share is computed using the weighted average number of common shares outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.


NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.


NOTE 4 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.



                  HOMEFRONT SAFETY SERVICES OF NEVADA, INC.
                        (A Development Stage Company)


                   NOTES TO FINANCIAL STATEMENTS CONTINUED
                             December 31, 1997


NOTE 5 - RELATED PARTY TRANSACTION

The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE 6 - OFFICERS ADVANCES

While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.



                                 Part III


                            GLOSSARY OF TERMS:

Backbone - The network of lines and routes over which Internet traffic is carried

Bit - One Binary Digit represented as either 0 or 1

Byte - Eight Bits

Buffer Size - Pre-determined size of temporary data storage capacity.

Checksum - Number calculated using the values within a packet to validate the information contained therein

Circuit Switch - Telecom switch on a traditional voice telephone network

Compression - Techniques used to represent data in shortened form.

DSP - Digital Signal Processing - the process by which a device processes a digital signal into sound or data.

End Station - Destination station to which a call is sent on the network

Expiry Date - The date on which an agreement, letter of intent, grant, option, warrant, contract, etc., ceases to be in force.

Fiber Optics - A form of telecom line material designed to handle high volumes of voice and data

Frame Relay - Low-overhead protocol similar to IP in application

Full Duplex - Simultaneous bi-directional communication

Gateway - device to bridge two network designs and allow interoperability

Header - component of a packet which contains address and other information about the packet

Host - A computer designed for running applications over a network.

Hybrid - A combination of media types (e.g. two-pair and four-pair) on a single circuit

Intranet - internal network based on the architecture and interface of the internet

IP Address - Internet Protocol Address - the unique, 32-Bit number used to identify a given computer on a network or the Internet

IP telephony - Technology that uses the Internet Protocol to carry voice conversations

Latency - The time elapsed between the transmission of a message and its receipt

Line - The generic term for a physical connection between two points.

Modem Modulation demodulation - the device that converts signals between analog and digital for transmission over the Public Switched
Telephone Network.

Moore's Law - The rule attributed to the founder of Intel stating that processing speed doubles every 18 months.

Multiplexing - The technique of combining a number of signals into a single signal.

NASD - National Association of Securities Dealers

OCR - Optical Character Recognition The ability of a device, such as a scanner, to translate or convert a letter or word into digital signal.

Octet - The eight-Bit space reserved for representation of up to 256 values.

Option - a right, granted by a company, to certain individuals or groups, to purchase a designated number of shares in the company at a specific predetermined price for a set period of time.

OTC - Over The Counter. Refers to the listing of the Registrant's shares for trading on the National Association of Securities Dealers
(NASD) Bulletin Board market.

Polling - The activity of checking a line for incoming data.

Port - A physical or virtual socket for connecting a line with a device

Protocol - An agreement between parties on how to conduct a given activity

Router - A device that uses internal algorithms and tables to route packets to the appropriate destination

Routing Table - A table of paths from which a given router can choose to deliver a packet

Switch - A device used to direct and complete calls on the Public
Switched Telephone Network

Standards - Universally accepted collections of protocols and configurations by which industry abides.

Virtual Circuit - A circuit created between two points on a temporary basis.

Warrant - A certified right to purchase treasury shares in stated quantities, prices and time limits.

Word - Four bytes.


                     Acronyms common to the industry:

ACTA      American Carriers Telecommunication Assoc.
ANI       Automatic Number Identification
ATM       Asynchronous Transfer Mode
CAGR      Compound Annual Growth Rate
CLEC      Competitive Local Exchange Carrier
CO        Central Office
CPU       Central Processing Unit
DSP       Digital Signal Processing
FCC       Federal Communications Commission
IEEE      Institute of Electrical and Electronics Engineers
ILEC      Incumbent Local Exchange Carrier
IP        Internet Protocol
IPvX      Internet Protocol, Version X
ISDN      Integrated Services Digital Network
ISP       Internet Service Provider
ITSP      Internet Telephony Service Provider
ITU       International Telecommunication Union
IXC       Interexchange Carrier
K         Kilobytes
LAN       Local Area Network
LEC       Local Exchange Carrier
MAN       Metropolitan Area Network
Mbps      Megabits per second
Ms        Millisecond (one thousandth of a second)
NAP       Network Access Point
NSP       National / Network Service Provider
POP       Point of Presence
POTS      Plain Old Telephone Service
PSTN      Public Switched Telephone Network
PTT       Post Telegraph & Telephone
RAM       Random Access Memory
RBOC      Regional Bell Operating Company
ROW       Right Of Way
RSP       Regional Service Provider
RX        Receive
TDM       Time Division Multiplexing
TX        Transmit
VoN       Voice over Internet
VoIP      Voice over Internet Protocol
WAN       Wide Area Network
XDSL      Digital Subscriber Line



                             INDEX TO EXHIBITS


Exhibit 3.1    Articles of Incorporation filed June 30, 1989.

Exhibit 3.2    Certificate of Amendment of Articles of Incorporation filed
               July 16, 1998, increasing authorized capital stock in the Corporation to 25 million shares at $0.001 par value.

Exhibit 3.3 Certificate of Amendment of Articles of Incorporation effecting a split of 200 for 1, effective July 25, 1998

Exhibit 3.4    Certificate of Amendment of Articles of Incorporation filed
               May 10, 1999, changing the name of the Corporation from Homefront Safety Services of Nevada, Inc. to LiteWave Corp.

Exhibit 3.5    Bylaws of the Corporation.

Exhibit 10.1   Technology Purchase and Assignment Agreement, dated April
               19, 1999, to acquire the assets of and the world-wide rights to the technology agreement between the Corporation and International Communications and Equipment Inc.
               (ICE).

Exhibit 10.2 Letter of Intent, dated May 27, 1999, from ZAO NPO Crosna of the Russian Federation covering the installation and operation of Voice-over-the-Internet Protocol technology for long distance telephone traffic to and from the Russian
               Federation.

Exhibit 10.3   Protocol of Intentions Agreement between the Corporation and
               ZAO NPO Crosna, dated June 22, 1999, respecting the organization of international and inter-city VoIP communications channels in the territory of the Russian
               Federation.

Exhibit 10.4   Agreement, dated September 10, 1999, between Crosna and the
               Corporation entitled "Principles for Setting up the IP
               Telephone Network and Providing IP Telephone Services in the
               Territory of the Russian Federation"; establishing a 50/50 joint venture.

Exhibit 10.5 Agreement, dated January 7, 2000 Letter of Intent between the Corporation and International Communications and Equipment Inc. ("ICE") to rescind the Agreement dated April
               19, 1999 between the two parties, and provide the terms for the assignment of the Crosna Russian project to ICE .

Exhibit 10.6   Letter of Intent, dated June 15, 1999, between the
               Corporation and M. Demajo Group of Companies of Valletta,
               Malta, to form a joint venture with in order to provide VoIP network and services, pre-paid calling cards, Internet
               Service Provider access and other telephony services.

Exhibit 10.7 Officer/Director Employment Agreement dated October 1, 1999 between the Corporation and its President, Ian Lambert

Exhibit 10.8 Funding Agreement, dated July 6, 2000, between the Company and its President, Ian Lambert

Exhibit 27     Financial Data Schedule



                                SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              LITEWAVE  CORP.



/s/ Ian Lambert                              Dated: August 9, 2000
    Ian Lambert,
    President, Director

/s/ Harvey Lawson                            Dated: August 9, 2000
    Harvey Lawson,
    Secretary, Director


Exhibit 3.1  Articles of Incorporation


FILED
IN THE STATE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

June 30, 1989


                        ARTICLES OF INCORPORATION

           HOMEFRONT SAFETY SERVICES OF NEVADA, INC. (No. 5753-89)


KNOW ALL MEN BY THESE PRESENTS:

That we, the undersigned, have this day voluntarily associated ourselves together for the purpose of forming a corporation under and pursuant to the laws of the State of Nevada, and we do hereby certify that:


                                    I

     The name of the Corporation is:

                HOMEFRONT SAFETY SERVICES OF NEVADA, INC.


                                   II

     The principal office and place of business in Nevada of this Corporation shall be located at the offices of Harry Paul Marquis, Chartered, 501 South Rancho Drive, Suite G-46, Las Vegas, Nevada 89106.

     Offices for the transaction of business of the corporation, and where meetings of the Board of Directors and of the Shareholders may be held, may be established and maintained in any other part of the State of Nevada, or in any other state, territory or possession of the United States of America, or in any foreign country.


                                   III

     The nature of the business and objects and purposes proposed to be transacted, promoted, or carried on by the corporation are:

     (a)       To engage in any lawful activity.


                                   IV

     The members of the governing Board of the Corporation shall be styled Directors, and the number thereof shall not be less than two (2), except that, in cases where all the shares of the Corporation are owned beneficially and of record by either one or two Shareholders, the number of Directors may not be less than the number of Shareholders, but shall be of full age and at least one shall be a citizen of the United States. The names and addresses of the first Board of Directors, which shall consist of two (2) persons and who shall hold office until his successors are duly elected and qualified is:

     NAME                     ADDRESS

     JOHN BARR                501 South Rancho Drive, G-46
                              Las Vegas, Nevada 89106

     DON HOKE                 501 South Rancho Drive, G-46
                              Las Vegas, Nevada 89106


                                    V

     The number of Directors of the Corporation may be increased or decreased from time to time as shall be provided in the By-Laws of the Corporation.

                                    VI

     A. This Corporation is authorized to issue 10,000 shares of stock with a par value of $.00l per share, said shares being non-assessable.

     B.        Shareholders shall be pre-emptive rights.


                                   VII
     This Corporation shall have perpetual existence.


                                  VIII

     The names and post office addresses of the incorporators of the Corporation shall be as follows:

     NAME                          ADDRESS

     Loretta Gillespie             501 South Rancho Drive
                                   Suite G-46
                                   Las Vegas, Nevada 89106

     Lisa Steiner                  501 South Rancho Drive
                                   Suite G 46
                                   Las Vegas, Nevada 89106


                                   IX

     Except as hereinafter provided, the officers and Directors of the Corporation shall not be personally liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer. This limitation on personal liability shall not apply to acts or omissions which involved intentional misconduct, fraud, knowing violation off the law, or unlawful payments of dividends prohibited by Nevada Revised
Statutes Section 78.300.

     We, the undersigned, for the purposes of forming a corporation under the laws of the State of Nevada, do make, file and record this Certificate, and do certify that the facts herein stated are true; and we have accordingly hereunto set our hands and seals this 29th day of June, 1989.

                                  /s/  Loretta Gillespie
                                       LORETTA GILLESPIE

                                  /s/  Lisa Steiner
                                       LISA STEINER

STATE OF NEVADA                    )
                                   )    ss.
COUNTY OF CLARK                    )

On the 29 day of June, 1989, before me, the undersigned, a Notary Public in and for the County of Clark, State of Nevada, personally appeared Loretta
Gillespie and Lisa Steiner, and for each for herself duly acknowledged to me that she is one of the persons named in and who executed the above and foregoing instrument and that she, and each of them, executed the same freely and voluntarily and for the uses and purposed therein mentioned.


/s/  Candy Post
NOTARY PUBLIC
Notary Public-State of Nevada
CLARK COUNTY
My Appointment Expires Mar. 8, 1992


Exhibit 3.2  Certificate of Amendment of Articles (16 Jul 98)


FILED
IN THE OFFICE OF THE
THE  SECRETARY OF STATE OF THE
STATE OF NEVADA

JUL 16, 1998
No. c5753-89



          CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                                   of
                HOMEFRONT SAFETY SERVICES OF NEVADA, INC.


We the undersigned M. ZAPARA, PRESIDENT and MARIA CONTERARS, SECRETARY of
HOMEFRONT SAFETY SERVICES OF NEVADA, INC. do hereby certify:

     That the Board of Directors of said corporation at a meeting duly convened, held on the 16, day of December, 1993, adopted a resolution to amend the original articles as follows:

           Article VI is hereby amended to read as follows:

     The total authorized capital stock is increased to Twenty-Five (25) million shares at $.001 par value per share.

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is Ten Thousand (10,000);
that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholder holding at least a majority of each class of stock outstanding and entitled to vote thereon.

                                        /s/ M. Zapara
                                        President

                                        /s/ Maria Conterars
                                        Secretary


Exhibit 3.3  Certificate of Amendment of Articles (21 Aug 99)

FILED
IN THE OFFICE OF THE
SECRETARY OF  STATE OF THE
STATE OF NEVADA
AUG 21, 1998
No. C5753.-89

                           WAIVER OF NOTICE OF
                                   and
                       MINUTES, SPECIAL MEETING OF

                           BOARD OF DIRECTORS

                                   OF

              HOMEFRONT SAFETY SERVICES OF NEVADA, INC.

BE IT KNOWN that a Special Meeting of the Board of Directors of the Corporation, was held on July 10, 1998, at 611 S. Palm Canyon Dr.,
Palm Springs, CA 92264.

       There were present the following:

                M. Zapara, Gina Zapara and John Jones


M. Zapara acted as President and Gina Zapara acted as Secretary.

John Jones recommended that the Corporation declare a forward stock split. Upon motion duly made, seconded and unanimously carried, it was

       RESOLVED, that the Corporation declare a 200 for 1 forward stock split effective July 25 1998.

There being no further business to come before the meeting, upon motion duly made, seconded and unanimously carried, it was adjourned.

Signing of these MINUTES constitutes WAIVER OF NOTICE of the Meeting by the signatories.

/s/ M. Zapara                      /s/ Gina Zapara
    M. Zapara, President               Gina Zapara, Secretary


Exhibit 3.4    Certificate of Amendment of Articles (10 May 99)

FILED
IN THE OFFICE OF THE
SECRETARY OF  STATE OF THE
STATE OF NEVADA
MAY 10, 1999
No. C5753.-89


                      CERTIFICATE OF AMENDMENT
                                 OF
                      ARTICLES OF INCORPORATION
              HOMEFRONT SAFETY SERVICES OF NEVADA INC.

The undersigned, being the President and the Secretary of Homefront
Safety Services of Nevada, Inc., a Nevada Corporation, hereby certify that by majority vote of the Shareholders and the Board of Directors at a meeting held on April 26, 1999, it was voted and adopted as a resolution to amend the original Articles of Incorporation as follows:

        The undersigned further certify that ARTICLE ONE of the original
        Articles of Incorporation filed on June 30, 1989 is ameded to read as follows:

        ARTICLE ONE, NAME is amended to read:

        The name of the Corporation is:

                    "LITEWAVE CORP."

The undersigned hereby certify that they have on this 26th day of April, 1999, executed this Certificate amending the original Articles of Incorporation heretofore filed with the Secretary of State of Nevada.


                                   /s/  Ian Lambert
                                   Ian D. Lambert, President


                                   /s/ Shirley Bethurum
                                   Shirley Bethurum, Secretary

Exhibit 3.5  Bylaws of the Corporation


                               BYLAWS

                                 OF

              HOMEFRONT SAFETY SERVICES OF NEVADA, INC
                         (the "Corporation")


                             Article I.

                               Office

  The Board of Directors shall designate and the Corporation shall maintain a principal office. The location of the principal office may be changed by the Board of Directors. The Corporation also may have offices in such other places as the Board may from time to time designate. The location of the initial principal office of the Corporation shall be designated by resolution.

                             Article II.

                        Shareholders Meetings

I.   Annual Meetings

  The annual meeting of the shareholders of the Corporation shall be held at such place within or without the State of Nevada as shall be set forth in compliance with these Bylaws. The meeting shall be held on the 31 '~ of December of each year. If such day is a legal holiday, the meeting shall be on the next business day. This meeting shall be for the election of Directors and for the transaction of such other business as may properly come before it.

2.   Special Meetings

  Special meetings of shareholders, other than those regulated by statute, may be called by the President upon written request of the holders of 50% or more of the outstanding shares entitled to vote at such special meeting. Written notice of such meeting stating the place, the date and hour of the meeting, the purpose or purposes for which it is called, and the name of the person by whom or at whose direction the meeting is called shall be given.

3.   Notice of Shareholders Meetings

  The Secretary shall give written notice stating the place, day, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, which shall be delivered not less than ten or more than fifty days before the date of the meeting, either personally or by mail to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the books of the Corporation, with postage thereon prepaid. Attendance at the meeting shall constitute a waiver of notice thereof.

4.  Place of Meeting

  The Board of Directors may designate any place, either within or without the State of Nevada, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, as the place for the holding of such meeting. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation.

5.   Record Date

  The Board of Directors may fix a date not less than ten nor more than sixty days prior to any meeting as the record date for the purpose of determining shareholders entitled to notice of and to vote at such meetings of the shareholders. The transfer books may be closed by the Board of Directors for a stated period not to exceed fifty days for the purpose of determining shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose.

6.   Quorum

  A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At a meeting resumed after any such adjournment at which a quorum shall be present or represented, any business may be transacted, which might have been transacted at the meeting as originally noticed.

7.   Voting

  A holder of an outstanding share, entitled to vote at a meeting, may vote at such meeting in person or by proxy. Except as may otherwise be provided in the currently filed Articles of incorporation, every shareholder shall be entitled to one vote for each share standing in his name on the record of shareholders. Except as herein or in the currently filed Articles of Incorporation otherwise provided, all corporate action shall be determined by a majority of the vote's cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

8.   Proxies

  At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after six months from the date of its execution.

9.   Informal Action by Shareholders

  Any action required to be taken at a meeting of the shareholders, may be taken without a meeting if a consent in wilting, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof

                            Article III.

                         Board Of Directors

1.   General Powers

  The business and affairs of the Corporation shall be managed by its Board of Directors. The Board of Directors may adopt such rules and regulations for he conduct of their meetings and the management of the Corporation as they appropriate under the circumstances. The Board shall have authority to authorize changes in the Corporation's capital structure.

2.   Number, Tenure and Qualification

  The number of Directors of the Corporation shall be a number between one and five, as the Directors may by resolution determine from time to time. Each of the Directors shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

3.   Regular Meetings

  A regular meeting of the Board of Directors shall be held without other notice than by this Bylaw, immediately after and, at the same place as the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than this resolution.

4.   Special Meetings

  Special meetings of the Board of Directors may be called by order of the Chairman of the Board or the President. The Secretary shall give notice of the time, place and purpose or purposes of each special meeting by mailing the same at least two days before the meeting or by telephone, telegraphing or telecopyzng the same at least one day before the meeting to each Director. Meeting of the Board of Directors may be held by telephone conference call.

5.   Quorum

  A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business, but less than a quorum may adjourn any meeting from time to time until a quorum shall be present, whereupon the meeting may be held, as adjourned, without further notice.
At any meeting at which every Director shall be present, even though without any formal notice, any business may be transacted.

6.   Manner of Acting

  At all meetings of the Board of Directors, each Director shall have one vote. The act of a majority of Directors present at a meeting shall be the act of the full Board of Directors, provided that a quorum is present.

7.   Vacancies

  A vacancy in the Board of Directors shall be deemed to exist in the case of death, resignation, or removal of any Director, or if the authorized number of Directors is increased, or if the shareholders fail, at any meeting of the shareholders, at which any Director is to be elected, to elect the full authorized number of Director to be elected at that meeting.

8.   Removals

  Directors may be removed, at any time, by a vote of the shareholders holding a majority of the shares outstanding and entitled to vote. Such vacancy shall be filled by the Directors then in office, though less than a quorum, to hold office until the next annual meeting or until his successor is duly elected and qualified, except that any directorship to be filled by election by the shareholders at the meeting at which the Director is removed. No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

9.   Resignation

  A Director may resign at any time by delivering written notification thereof to the President or Secretary of the Corporation. A resignation shall become effective upon its acceptance by the Board of Directors;
provided, however, that if the Board of Directors has not acted thereon within ten days from the date of its delivery, the resignation shall be deemed accepted.

10.  Presumption of Assent

  A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action(s) taken unless his dissent shall be placed in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

11. Compensation

  By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

12.  Emergency Power

  When, due to a national disaster or death, a majority of the Directors are incapacitated or otherwise unable to attend the meetings and function as Directors, the remaining members of the Board of Directors shall have all the powers necessary to function as a complete Board, and for the purpose of doing business and filling vacancies shall constitute a quorum, until such time as all Directors can attend or vacancies can be filled pursuant to these Bylaws.

13.  Chairman

 The Board of Directors may elect from its own number a Chairman of the Board, who shall preside at all meetings of the Board of Directors, and shall perform such other duties as may be prescribed from time to time by the Board of Directors. The Chairman may by appointment fill any vacancies on the Board of Directors.

                             Article IV.

                              Officers

1.   Number

  The Officers of the Corporation shall be a President, one or more Vice
Presidents, and a Secretary Treasurer, each of whom shall be elected by a majority of the Board of Directors. Such other Officers and assistant
Officers as may be deemed necessary may be elected or appointed by the Board of Directors. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may or may not be Directors or shareholders of the Corporation.

2.   Election and Term of Office

  The Officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of Officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each Officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3. Resignations

  Any Officer may resign at any time by delivering a written resignation either to the President or to the Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery.

4.   Removal

  Any Officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer or agent shall not of itself create contract rights. Any such removal shall require a majority vote of the Board of Directors, exclusive of the Officer in question if he is also a Director.

5. Vacancies

  A vacancy in any office because of death, resignation, removal, disqualification or otherwise, or if a new office shall be created, may be filled by the Board of Directors for the un-expired portion of the term.

6.   President

  The President shall be the chief executive and administrative Officer of the Corporation. He shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, at meetings of the Board of Directors. He shall exercise such duties as customarily pertain to the office of President and shall have general and active supervision over the property, business, and affairs of the Corporation and over its several Officers, agents, or employees other than those appointed by the Board of Directors. He may sign, execute and deliver in the name of the Corporation powers of attorney, contracts, bonds and other obligations, and shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

7 Vice President

  The Vice President shall have such powers and perform such duties as may be assigned to him by the Board of Directors or the President. In the absence or disability of the President, the Vice President designated by the Board or the President shall perform the duties and exercise the powers of the President. A Vice President may sign and execute contracts and other obligations pertaining to the regular course of his duties.

8. Secretary

  The Secretary shall keep the minutes of all meetings of the stockholders and of the Board of Directors and, to the extent ordered by the Board of Directors or the President, the minutes of meetings of all committees. He shall cause notice to be given of meetings of stockholders, of the Board of Directors, and of any committee appointed by the Board. He shall have custody of the corporate seal and general charge of the records, documents and papers of the Corporation not pertaining to the performance of the duties vested in other Officers, which shall at all reasonable times be open to the examination of any Directors. He may sign or execute contracts with the President or a Vice
President thereunto authorized in the name of the Corporation and affix the seal of the Corporation thereto. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

9.   Treasurer

  The Treasurer shall have general custody of the collection and disbursement of funds of the Corporation. He shall endorse on behalf of the Corporation for collection checks, notes and other obligations, and shall deposit the same to the credit accounts to any Director of the Corporation upon application at the office of the Corporation during business hours; and, whenever required by the Board of Directors or the President, shall render a statement of his accounts. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

10.  Other Officers

  Other Officers shall perform such duties and shall have such powers as may be assigned to them by the Board of Directors.

11.  Salaries

  The salaries or other compensation of the Officers of the Corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate
Officers or agents. No Officer shall be prevented from receiving any such salary or compensation by reason of the fact that he is also a Director of the Corporation.

12.  Surety Bonds

  In case the Board of Directors shall so require, any Officer or agent of the Corporation shall execute to the Corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, moneys or securities of the Corporation, which may come into his hands.


                              Article V.

Contracts, Loans, Checks And Deposits

1.   Contracts

  The Board of Directors may authorize any Officer or Officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances.

2.   Loans

  No loan or advance shall be contracted on behalf of the Corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the Corporation shall be mortgaged, pledged, hypothecated or transferred as security for the payment of any loan, advance, indebtedness or liability of the Corporation unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

3.   Deposits

  All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select, or as may be selected by an Officer or agent of the Corporation authorized to do so by the Board of Directors.

4.   Checks and Drafts

  All notes, drafts, acceptances, checks, endorsements and evidence of indebtedness of the Corporation shall be signed by such Officer or Officers or such agent or agents of the Corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposits to the credit of the Corporation in any of its duly authorized depositories shall be made in such manner as the Board of Directors may from time to time determine.

5.   Bonds and Debentures

  Every bond or debenture issued by the Corporation shall be in the form of an appropriate legal writing, which shall be signed by the President or Vice President and by the Treasurer or by the Secretary, and sealed with the seal of the Corporation. The seal may be facsimile, engraved or printed. Where such bond or debenture is authenticated with the manual signature of an authorized Officer of the Corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the Corporation's Officers named thereon may be facsimile. In case any Officer who signed, or whose facsimile signature has been used on any such bond or debenture, shall cease to be an Officer of the Corporation for any reason before the same has been delivered by the Corporation, such bond or debenture may nevertheless be adopted by the Corporation and issued and delivered as though the person who signed it or whose facsimile signature has been used thereon had not ceased to be such Officer.


                             Article VI

                            Capital Stock

1.   Certificate of Share

  The shares of the Corporation shall be represented by certificates prepared by the Board of Directors and signed by the President. The signatures of such Officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or one of its employees. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation.
All certificates surrendered to the Corporation for transfer shall be canceled except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

2.   Transfer of Shares

  Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares.
The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

3.   Transfer Agent and Registrar

  The Board of Directors of shall have the power to appoint one or more transfer agents and registrars for the transfer and registration of certificates of stock of any class, and may require that stock certificates shall be countersigned and registered by one or more of such transfer agents and registrars.

4.   Lost or Destroyed Certificates

  The Corporation may issue a new certificate to replace any certificate theretofore issued by it alleged to have been lost or destroyed. The
Board of Directors may require the owner of such a certificate or his legal representative to give the Corporation a bond in such sum and with such sureties as the Board of Directors may direct to indemnify the Corporation as transfer agents and registrars, if any, against claims that may be made on account of the issuance of such new certificates. A new certificate may be issued without requiring any bond.

5.   Consideration for Shares

  The capital stock of the Corporation shall be issued for such consideration as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the determination of the Board of Directors as to the value of any property or services received in full or partial payment of shares shall be conclusive.

6.   Registered Shareholders

  The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder thereof, in fact, and shall not be bound to recognize any equitable or other claim to or on behalf of this Corporation to any and all of the rights and powers incident to the ownership of such stock at any such meeting, and shall have power and authority to execute and deliver proxies and consents on behalf of this Corporation in connection with the exercise by this Corporation of the rights and powers incident to the ownership of such stock. The Board of Directors, from time to time, may confer like powers upon any other person or persons.


                            Article VII.

                           Indemnification

  No Officer or Director shall be personally liable for any obligations of the Corporation or for any duties or obligations arising out of any acts or conduct of said Officer or Director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a Director or Officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a Director or Officer of the Corporation, or by reason of any action alleged to have heretofore or hereafter taken or omitted to have been taken by him as such Director or Officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, its Directors, Officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.


                            Article VIII.

                               Notice

  Whenever any notice is required to be given to any shareholder or Director of the Corporation under the provisions of the Articles of Incorporation, or under the provisions of the Nevada Statutes, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting shall constitute a waiver of notice of such meetings, except where attendance is for the express purpose of objecting to the holding of that meeting.


                             Article IX.

                             Amendments

  These Bylaws may be altered, amended, repealed, or new Bylaws adopted by a majority of the entire Board of Directors at any regular or special meeting. Any Bylaw adopted by the Board may be repealed or changed by the action of the shareholders.


                             Article X.

                             Fiscal Year

  The fiscal year of the Corporation shall be fixed and may be varied by resolution of the Board of Directors.


                             Article XI.

                              Dividends

  The Board of Directors may at any regular or special meeting, as they deem advisable, declare dividends payable out of the surplus of the Corporation.


                            Article XII.

                           Corporate Seal

  The seal of the Corporation shall be in the form of a circle and shall bear the name of the Corporation and the year of incorporation per sample affixed hereto.


Date:     June 30, 1989

/s/  Maria Contreras
     Maria Contreras, Secretary


Exhibit 10.1  Technology Purchase Agreement

             TECHNOLOGY PURCHASE AND ASSIGNMENT AGREEMENT

   This agreement (the "Agreement") dated as of April 19, 1999 is by and between Litewave Corp., a Nevada corporation ("Litewave"), formerly known as Homefront Safety Services of Nevada, Inc. ("Homefront"), having its principal offices at 110 Cambie Street, Suite 404, Vancouver, BC V6B 2M8, and the shareholders and principals of International Communications and Equipment, Inc., a Nevada corporation
("ICE"), all of whom are listed on Exhibit A (collectively, the "Shareholders") to this Agreement, and having its principal offices at 12865 NE 85th Street, Suite 362, Kirkland, WA 98033.

                               RECITALS:

   A. Litewave desires to acquire all of the assets, intellectual property and technology of ICE (collectively, the "assets of ICE") and the Shareholders of ICE desire to exchange all of their assets of ICE for authorized but unissued shares of Litewave common stock as hereinafter provided.

   B. It is the intention of the parties hereto that: (i) Litewave shall acquire all of the assets of ICE in exchange solely for the number of shares of Litewave's authorized but unissued shares of Common
Stock, par value $0.001 ("Common Stock"), set forth below (the
"Exchange"); (ii) the Exchange shall qualify as a tax free reorganization under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, and related sections thereunder; and (iii) the Exchange shall qualify as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended, and under the applicable securities laws of each state or jurisdiction where the Shareholders reside.

   C. The board of directors of Litewave deems it to be in the best interest of Litewave and its shareholders to acquire all of the assets of ICE.

   D. The Shareholders of ICE deem it to be in the best interest of ICE to exchange all of the assets of ICE for shares of Litewave, authorized but unissued, as hereinafter provided.

   NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, the parties hereto agree as follows:

SECTION 1.  EXCHANGE OF SHARES

   1.1 Exchange of Shares. Litewave and the Shareholders of ICE hereby agree that the Shareholders shall, on the Closing Date (as hereinafter defined), exchange all of the Assets of ICE for 10,300,000 shares of Litewave, which will be restricted against resale for a period in compliance with Rule 144. The ICE assets being tendered will represent all of the assets of ICE. The number of shares of ICE owned by each Shareholder and the number of shares of Litewave Common Stock which each will receive in the Exchange are set forth in Exhibit A hereto.

   1.2 Delivery of Shares. On the Closing Date, the Shareholders will deliver to Litewave the documents representing the assets of ICE, duly endorsed (or with executed stock powers) so as to make Litewave the sole owner thereof. Simultaneously, Litewave will deliver certificates representing the Litewave Shares to the Shareholders subject to certain conditions as set forth in Section 8 of this Agreement. The Exchange shall not be effected unless one hundred (100%) percent of the assets of ICE are delivered to Litewave on the Closing Date (as is more fully set forth in Section 8 of this Agreement).

   1.3 Investment Intent. The Litewave Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be resold unless the Litewave Shares are registered under the Act or an exemption from such registration is available. The Shareholders represent and warrant that each of them is acquiring the Litewave Shares for his own account, for investment, and not with a view to the sale or distribution of the Litewave shares. Each certificate representing the Litewave Shares will have a legend thereon incorporating language or substantially similar language, as follows:

   "The Shares represented by the certificate have not been registered under the Securities Act of 1933, as amended (the
   "Act"). The shares have been acquired for investment and may not be sold or transferred in the absence of an effective Registration
   Statement for the shares under the Act unless in the opinion of counsel satisfactory to the Company, registration is not required under the Act."


SECTION 2. REPRESENTATIONS AND WARRANTIES OF ICE

   ICE hereby represents and warrants as follows:

   2.1 Organization and Good Standing: Ownership of Assets. ICE is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. There are no outstanding rights, options or other agreements obligating ICE to issue, sell or transfer any interests, rights or other assets of ICE except as listed on Schedule 2.1 attached hereto and made a part hereof.

   2.2 Corporate Authority. ICE has the corporate power to enter into this Agreement and to perform its respective obligations hereunder. The execution and delivery of this Agreement and the consummation of the transaction contemplated hereby have been duly authorized by the Shareholders of ICE. The execution and performance of this Agreement will not constitute a material breach of any agreement, indenture, mortgage, license or other instrument or document to which ICE is a party and will not violate any judgment, decree, order, writ, rule, statute, or regulation applicable to ICE or its properties. The execution and performance of this Agreement will not violate or conflict with any provision of the Articles of Incorporation or By-Laws of ICE.

   2.3 Ownership of Shares. Except as set forth on Schedule 2.3, the Shareholders are the owners of record and beneficially of all of the Assets of ICE, which Assets are free and clear of all rights, claims, liens and encumbrances, and have not been sold, pledged, assigned or otherwise transferred except pursuant to this Agreement. The Assets represent all of the Assets of ICE.

   2.4 Access to Records. The corporate financial records, minute books and other documents and records of ICE as of March 31, 1999 have been made available to Litewave prior to the Closing hereof.

   2.5 No Material Adverse Changes. Since March 31, 1999 there has not been:

          (i) any material adverse change in the financial position of ICE except changes arising in the ordinary course of business, which changes will in no event materially or adversely affect the financial position of ICE;

          (ii) any damage, destruction or loss materially affecting the assets, prospective business, operations or condition
      (financial or otherwise) of ICE whether or not covered by insurance;

          (iii) any sale of an asset (other than in the ordinary course of business) or any mortgage or pledge by ICE of any properties or assets, other than as set forth in Section 2.12 below; or

          (iv) adoption of any pension, profit sharing, retirement or similar plan or arrangement.

   2.6 Taxes. As of December 31, 1998, ICE has filed all material tax, governmental and/or related forms and reports (or extensions thereof) due or required to be filed and has (or will have) paid or made adequate provisions for all taxes or assessments which had become due as of December 31, 1998, and there are no deficiency notices outstanding.

   2.7 Compliance with Laws. ICE has complied with all federal, state, county and local laws, ordinances, regulations, inspections, orders, judgments, injunctions, awards or decrees applicable to it or its business which, if not complied with, would materially and adversely affect the business of ICE.

   2.8 No Breach. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not:

          (i) violate any provision of the Articles of Incorporation or By-Laws of ICE;

          (ii) violate, conflict with or result in the breach of any of the terms of, result in a material modification of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time, or both constitute) a default under any contract or other agreement to which ICE is a party or by or to which it or any of its assets or properties may be bound or subject;

          (iii) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, ICE or upon the properties or business of ICE; or

          (iv) violate any statute, law or regulation of any jurisdiction applicable to the transactions contemplated herein which could have a materially adverse effect on the business or operations of ICE.

   2.9 Actions and Proceedings. ICE is not a party to any material pending litigation or, to its knowledge, any governmental investigation or proceeding not reflected in the ICE Financial
Statements, and to its best knowledge, no material litigation, claims, assessments or Non-governmental proceedings are threatened against ICE except as set forth on Schedule 2.10 attached hereto and made a part hereof.

   2.10 Agreements. Schedule 2.10 sets forth any material contract or arrangement to which ICE is a party or by or to which it or its assets, properties or business are bound or subject, whether written or oral.


   2.11 Brokers or Finders. No broker's or finder's fee will be payable by ICE in connection with the transactions contemplated by this Agreement, nor will any such fee be incurred as a result of any actions by ICE or any of its Shareholders.


   2.12 Real Estate. Except as set forth on Schedule 2.12, ICE owns no real property nor is a party to any leasehold agreement.

   2.13 Tangible Assets. ICE has full title and interest in all machinery, equipment, furniture, leasehold improvements, fixtures, projects, owned or leased by ICE, any related capitalized items or other tangible property material to the business of ICE (the "Tangible
Assets"), other than as set forth in Section 2.12. ICE holds all rights, title and interest in all the Tangible Assets owned by it on the Balance Sheet or acquired by it after the date on the Balance
Sheet free and clear of all liens, pledges, mortgages, security interests, conditional sales contracts or any other encumbrances. All of the Tangible Assets are in good operating condition and repair and are usable in the ordinary course of business of ICE and conform to all applicable laws, ordinances and government orders, rules and regulations relating to their construction and operation, except as set forth on Schedule 2.13 hereto.

   2.14 Liabilities. ICE did not have any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, known or unknown, fixed or unfixed, liquidated or unliquidated, secured or unsecured, accrued or absolute, contingent or otherwise, including, without limitation, any liability on account of taxes, any governmental charge or lawsuit (all of the foregoing collectively defined to as "Liabilities"), which are not fully, fairly and adequately reflected on the Financial Statement except for a specific Liabilities set forth on Schedule 2.14 attached hereto and made a part hereof. As of the date of Closing, ICE will not have any Liabilities, other than Liabilities fully and adequately reflected on the Financial Statements except for Liabilities incurred in the ordinary course of business and as set forth in Schedule 2.14. To the best knowledge of the Shareholders, there is no circumstance, condition, event or arrangement which may hereafter give rise to any Liabilities not in the ordinary course of business.

   2.15 Operations of ICE.  From March 31, 1999 through date of
Closing, hereto ICE has not and will not have:

               (i) any materially adverse change in the financial position of ICE except changes arising in the ordinary course of business, which changes will in no event materially and adversely affect the financial position of ICE for the period ended March 31, 1999, and will be consistent with the representations made by ICE to Litewave;

               (ii) declared or paid any dividend or declared or made any distribution of any kind to any shareholder, or made any direct or indirect redemption, retirement, purchase or other acquisition of any shares of its capital stock;

               (iii) made any loan or advance to any shareholder, officer, director, employee, consultant, agent or other representative or made any other loan or advance otherwise than in the ordinary course of business;

               (iv) except in the ordinary course of business, incurred or assumed any indebtedness or liability (whether or not currently due and payable);

               (v) disposed of any Assets of ICE except in the ordinary course of business, except as described in Schedule
          2.13;

               (vi) materially increased the annual level of compensation of any executive employee of ICE;

               (vii) increased, terminated, amended or otherwise modified any plan for the benefit of employees of ICE.

               (viii) issued any equity securities or rights to acquire such equity securities; or

               (ix) except in the ordinary course of business, entered into or modified any contract, agreement or transaction, except as described in Schedule 2.13.

     2.16 Capitalization. ICE has not granted, issued or agreed to grant, issue or make any commitments of any character relating to the Assets of ICE except as set forth on Schedule 2.16 attached hereto and made a part hereof. ICE has no subsidiaries or other entities except as listed on Schedule 2.16 attached hereto, setting forth the shares or percentage interest owned by ICE.

     2.17 Full Disclosure. No representation or warranty by ICE in this Agreement or in any document or schedule to be delivered by them pursuant hereto, and no written statement, certificate or instrument furnished or to be furnished by ICE pursuant hereto or in connection with the negotiation, execution or performance of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state any fact necessary to make any statement herein or therein not materially misleading or necessary to a complete and correct presentation of all material aspects of the business of ICE.

     2.18 Minimum Gross Sales and/or Net Worth. The gross sales of ICE are no less than those of ICE on March 31, 1999, and the net worth of ICE will not be any less than at March 31, 1999, on the date of Closing.


SECTION 3.  REPRESENTATIONS AND WARRANTIES OF LITEWAVE

     Litewave hereby represents and warrants as follows:

     3.1 Organization and Good Standing. Litewave is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. It has the corporate power to own its own property and to carry on its business as now being conducted and is duly qualified to do business in any jurisdiction where so required except where the failure to so qualify would have no material negative impact.

     3.2 Corporate Authority. Litewave has the corporate power to enter into this Agreement and to perform its respective obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Litewave and the shareholders as required by Nevada law. The execution and performance of this Agreement will not constitute a material breach of any agreement, indenture, mortgage, license or other instrument or document to which Litewave is a party and will not violate any judgment, decree, order, writ, rule, statute, or regulation applicable to Litewave or its properties. The execution and performance of this Agreement will not violate or conflict with any provision of the respective Articles of Incorporation or By-Laws of Litewave.

     3.3 The Litewave Shares. As of the Closing Date, there are approximately 30 shareholders of record that are the owners of 2,500,000 shares of Litewave Common Stock, and zero (0) shares of Preferred Stock, none of whom owns in excess of 5% of the issued and outstanding shares, except as may be set forth on Schedule 3.3 attached hereto and made a part hereof. There are no outstanding warrants, issued stock options, stock rights or other commitments of any character relating to the issued or unissued shares of either
Common Stock or Preferred Stock of Litewave, other than those which are set forth on Schedule 3.3 attached hereto. The Litewave shares on said schedule 3.3 represent all of the outstanding capital stock of Litewave.

     At the Closing, the Litewave Shares to be issued and delivered to the ICE Shareholders hereunder will when so issued and delivered, constitute valid and legally issued shares of Litewave Common Stock, fully paid and non-assessable.

     3.4 Financial Statement: Books and Records. Schedule 3.4 consists of the financial statements (balance sheet, income statement and Notes) of Litewave (f.k.a. Homefront) for the fiscal period ended
December 31, 1998, and for the preceding 2-year period (collectively the "Financial Statements"). The Financial Statements fairly represent the financial position of Litewave as at such date and the results of their operations for the periods then ended. The Financial
Statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis with prior periods except as otherwise stated therein. The books of account and other financial records of Litewave are in all respects complete and correct in all material respects and are maintained in accordance with good business and accounting practices.

     3.5  No Material Adverse Changes.

     Since December 31, 1998, there has not been:

               (i) any materially adverse change in the financial position of Litewave except changes arising in the ordinary course of business, which changes will in no event materially and adversely affect the financial position of Litewave, and the past audit for the fiscal year ended
          December 31, 1998 will be consistent with the representations made by Litewave to ICE.

               (ii) any damage, destruction or loss materially affecting the assets, prospective business, operations or condition (financial or otherwise) of Litewave whether or not covered by insurance;

               (iii) any declaration setting aside or payment of any dividend or distribution with respect to any redemption or repurchase of Litewave capital stock;

               (iv) any sale of an asset (other than in the ordinary course of business) or any mortgage pledge by Litewave of any properties or assets; or

               (v) an adoption or modification of any pension, profit sharing, retirement, stock bonus, stock option or similar plan or arrangement.

               (vi) except in the ordinary course of business, incurred or assumed any indebtedness or liability, whether or not currently due and payable;

               (vii) any loan or advance to any shareholder, officer, director, employee, consultant, agent or other representative or made any other loan or advance otherwise than in the ordinary course of business;

               (viii) any material increase in the annual level of compensation of any executive employee of Litewave;

               (ix) except in the ordinary course of business, entered into or modified any contract, agreement or transaction, except as described in Schedule 3.5;

               (x) an issuance of any equity securities or rights to acquire equity securities other than as set forth in
          Schedule 3.5.

     3.6 Taxes. Litewave has timely filed all material tax, governmental and/or related forms and reports (or extensions thereof) due or required to be filed and has paid or made adequate provisions for all taxes or assessments which have become due as of the Closing
Date, and there are no deficiencies outstanding.

     3.7 Compliance with Laws. Litewave has complied with all federal, state, county and local laws, ordinances, regulations, inspections, orders, judgments, injunctions, awards or decrees applicable to it or its business, which, if not complied with, would materially and adversely affect the business of Litewave or the trading market for the Litewave Shares and specifically, and to the best of its knowledge, Litewave complied with provisions for registration under the Securities Act of 1933 and all applicable blue sky laws in connection with its public stock offering and there are no outstanding, pending or threatened stop orders or other actions or investigations relating thereto.

     3.8 Actions and Proceedings. Litewave is not a party to any material pending litigation or, to its knowledge, any governmental proceedings are threatened against Litewave, except as set forth on
Schedule 3.8 attached hereto and made a part hereof.

     3.9 Periodic Reports. Litewave has delivered to ICE true and complete copies of all forms filed pursuant to SEC Rules and Regulations under the Securities Exchange Act of 1934, as amended. As of their respective dates, such reports and statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstance under which they were made, not misleading. Schedule 3.9 sets forth all of the documentation of such reports Litewave has delivered to ICE.

     3.10 Disclosure. Litewave has (and at the Closing it will have) disclosed in writing all events, conditions and facts materially affecting the business, financial conditions or results of operation of Litewave all of which have been set forth herein. Litewave has not now and will not have, at the Closing, withheld disclosure of any such events, conditions, and facts which they have knowledge of or have reasonable grounds to know may exist. Litewave has identified all oral and written agreements between Litewave and third parties affecting the business credit and/or stock pledges of Litewave which have been fully disclosed to ICE in writing on Schedule 3.10.

     3.11 Capitalization. The authorized Capital Stock of Litewave consists of 25,000,000 shares of Common Stock of which 2,500,000 shares of Common Stock are issued and outstanding and has authorized
Nil shares of Preferred Stock, par value $0.00l per share, of which zero (0) shares are issued and outstanding.

     3.12 Access to Records. The corporate financial records, minute books, and other documents and records of Litewave have been made available to ICE prior to the Closing hereof.

     3.13 No Breach. The execution, delivery and performance of this of this Agreement and the consummation of the transactions contemplated hereby will not:

               (i) violate any provision of the Articles of Incorporation or By-Laws of Litewave;

               (ii) violate, conflict with or result in the breach of any of the terms of, result in a material modification of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any contract or other agreement to which Litewave is a party or by or to which it or any of its assets or properties may be bound or subject;

               (iii) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, Litewave or upon the securities, properties or business to Litewave; or

               (iv) violate any statute, law or regulation of any jurisdiction applicable to the transactions contemplated herein.

     3.14 Brokers or Finders. No broker's or finder's fee will be payable by Litewave in connection with the transactions contemplated by this Agreement, nor will any such fee be incurred as a result of any actions of Litewave.

     3.15  OTC Bulletin Board.  Litewave shares are listed on the OTC
Bulletin Board under the symbol "LTWV".  No representation is being made by Litewave of any value as to the trading of the shares of
Litewave,   At the Closing Date, Litewave documentation and reports
required to be filed with the SEC as discussed above shall have been updated and shall be current in all material respects, except as may appear on Schedule 3.15.

     3.16 Authority to Execute and Perform Agreements. Litewave has the full legal right and power and all authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. This Agreement has been duly executed and delivered and is the valid and binding obligation of Litewave enforceable in accordance with its terms, except as may be limited by bankruptcy, moratorium, insolvency or other similar laws generally affecting the enforcement of creditors' rights. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and the performance by Litewave of this Agreement, in accordance with its respective terms and conditions will not:

               (i) require the approval or consent of any governmental or regulatory body or the approval or consent of any other person;

               (ii) conflict with or result in any breach or violation of any of the terms and conditions of, or constitute (or with any notice or lapse of time or both would constitute) a default under, any order, judgment or decree applicable to Litewave, or any instrument, contract or other agreement to which Litewave is a party or by or to which Litewave is bound or subject; or

               (iii) result in the creation of any lien or other encumbrance on the assets or properties of Litewave.

     3.17 Full Disclosure. No representation or warranty by Litewave in this Agreement or in any document or schedule to be delivered by them pursuant hereto, and no written statement, certificate or instrument furnished or to be furnished by Litewave pursuant hereto or in connection with the negotiation, execution or performance of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state any fact necessary to make any statement herein or therein not materially misleading or necessary to complete and correct presentation of all material aspects of the business of Litewave.


SECTION 4.  CONDITIONS PRECEDENT

     4.1 Conditions Precedent to the Obligation of ICE and its Shareholders. All obligations of ICE and its Shareholders under this Agreement are subject to the fulfillment, prior to or as of the Closing Date, as indicated below, of each of the following conditions:

               (a) The representations and warranties by or on behalf of Litewave contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof shall be true in all material respects at and as of Closing
          Date as though such representations and warranties were made at and as of such time.

               (b) Litewave shall have performed and complied in all material respects, with all covenants, agreements, and conditions set forth in, and shall have executed and delivered all documents required by this Agreement to be performed or complied with or executed and delivered by them prior to or at the Closing.

               (c) On or before the Closing, the Board of Directors and the shareholders of Litewave shall have approved, in accordance with Nevada law, the execution, delivery and performance of this Agreement and the consummation of the transaction contemplated herein and authorized all of the necessary and proper actions to enable Litewave to comply with the terms of the Agreement.

               (d) The Exchange shall be permitted by Nevada law and Litewave shall have sufficient shares of Litewave Common Stock authorized to complete the Exchange.

               (e) At the Closing, all instruments and documents delivered to ICE and the Shareholders pursuant to provisions hereof shall be reasonably satisfactory to legal counsel for ICE.

               (f) At the Closing, Litewave shall have delivered to ICE an opinion of counsel dated as of the Closing to the effect that:

                    (i) Litewave is a corporation duly organized,
               validly existing and in good standing under the laws of the State of Nevada;

                    (ii) This Agreement has been duly authorized
               executed and delivered by Litewave and is a valid and binding obligation of Litewave enforceable in accordance with its terms;

                    (iii) Litewave, through its Board of Directors
               and its shareholders, has taken all corporate action necessary for performance under this Agreement;

                    (iv) The documents executed and delivered to ICE
               and the ICE Shareholders hereunder are valid and binding in accordance with their terms to the shares of Litewave Shares to be issued pursuant to Section 1.1 hereof, and such Shares will be duly and validly issued, fully paid and non-assessable; and

                    (v) Litewave has the corporate power to execute,
               deliver the Shares and perform under this Agreement.

               (g) The shares of restricted Litewave Common Stock to be issued to the Shareholders of ICE at Closing will be validly issued, non-assessable and fully paid under Nevada corporation law and will be issued in a non-public offering and isolated transaction in compliance with all federal and state securities laws, bearing a restrictive legend, as is more fully set forth above.

               (h)  This transaction must have been approved by ICE.

               Litewave shall have performed the following financial commitments:

                    (i)  Provide financing commitments in the
                         aggregate amount of US$800,000, by way of a debt, equity or a combination of both, at the rate of US $100,000 per month for a total of eight months, or until an alternative source for major financing is secured.

     4.2  Conditions Precedent to the Obligations of Litewave and
Litewave Shareholders. All obligations of Litewave under this Agreement are subject to the fulfillment, prior to or at Closing, of each of the following conditions:

               (a) The representations and warranties by ICE and its Shareholders, contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof shall be true in all material respects at and as of the Closing as though such representations and warranties were made at and as of such time;

               (b) ICE and its Shareholders shall have performed and complied with, in all material respects, with all covenants, agreements, and conditions set forth in, and shall have executed and delivered all documents required by this Agreement to be performed or complied or executed and delivered by them prior to or at the Closing;

               (c) ICE shall deliver on behalf of its Shareholders to Litewave a letter commonly known as an "Investment Letter," or investment representations acknowledging that the shares of Litewave Common Stock are being acquired for investment purposes.

               (d) ICE and its Shareholders shall deliver an opinion of its legal counsel to Litewave to the effect that:

                     (i) ICE is a corporation duly organized validly
               existing and in good standing under the laws of the State of Nevada and is duly qualified to do business in any jurisdiction where so required except where the failure to so qualify would have no material adverse impact on the company;

                    (ii) ICE has the corporate authority to carry on
               its business as now being conducted; and

                    (iii) This Agreement has been duly authorized,
               executed and delivered by ICE.


SECTION 5.  COVENANTS

     5.1  Corporate Examinations and Investigations.  Prior to the
Closing Date, the parties acknowledge that they have been entitled, through their employees and representatives, to make such investigation of the assets, properties, business and operations, books, records and financial condition of the other as they each may reasonably require. No investigations, by a party hereto shall, however, diminish or waive any of the representations, warranties, covenants or agreements of the party under this Agreement.

     5.2 Expenses. Each party hereto agrees to pay its own costs and expenses incurred in negotiating this Agreement and consummating the transactions described herein, other than as set forth in Section
4.1(i) above.

     5.3 Further Assurances. The parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Each such party shall use its best efforts to fulfill or obtain the fulfillment of the conditions to the Closing, including, without limitation, the execution and delivery of any documents or other papers, the execution and delivery of which are necessary or appropriate to the Closing.

     5.4 Confidentiality. In the event the transactions contemplated by this Agreement are not consummated, Litewave, ICE and their respective Shareholders agree to keep confidential any information disclosed to each other in connection therewith for a period of three
(3) years from the date hereof; provided, however, such obligation shall not apply to information which:

               (i) at the time of the disclosure was public knowledge;

               (ii) after the time of disclosure becomes public knowledge (except due to the action of the receiving party);
          or

               (iii) the receiving party had within its possession at the time of disclosure.

               (iv) is ordered disclosed by a Court of proper jurisdiction.

     5.5  Asset Documents.  At the Closing, the ICE and/or its
Shareholders shall have delivered the documents representing the Assets duly endorsed so as to make Litewave the sole owner thereof. At such Closing, Litewave shall issue to the Shareholders the Litewave
Shares.

     5.6 Investment Letters. The ICE Shareholders shall have delivered to Litewave an "Investment Letter" agreeing that the shares are being acquired for investment purposes only and not with the view to public resale or distribution.


SECTION 6.  SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF ICE AND
            LITEWAVE

     Notwithstanding any right of either party to investigate the affairs of the other party and/or its Shareholders, each party has the right to rely fully upon representations, warranties, covenants and agreements of the other party and its Shareholders contained in this Agreement or in any document delivered to one by the other or any of their representatives, in connection with the transactions contemplated by this Agreement. All such representations, warranties, covenants and agreements shall survive the execution and delivery hereof and the closing hereunder for 3 years following the Closing.


SECTION 7.  INDEMNIFICATION

     For a period of three (3) years from the Closing, Litewave, ICE and their respective Shareholders agree to indemnify and hold harmless the other, at all times after the date of this Agreement, against and in respect of any liability, damage, or deficiency, all actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including attorneys' fees, incident to any of the foregoing, resulting from any material misrepresentation made by any indemnifying party to an indemnified party, an indemnifying party's breach of covenant or warranty or an indemnifying party's non-fulfillment of any agreement hereunder, or from any material misrepresentation or omission from any certificate furnished or to be furnished hereunder.


SECTION 8.  DOCUMENTS AT CLOSING AND THE CLOSING

     8.1 Documents at Closing At the Closing, the following transactions shall occur, all of such transactions being deemed to occur simultaneously:

          (a) ICE will deliver, or will cause to be delivered, to Litewave the following:

               (i) a certificate executed by the Shareholders of ICE to the effect that all representations and warranties made by ICE under this Agreement are true and correct as of the Closing, the same as though originally given to Litewave on said date;

               (ii) a certificate from the State of Nevada dated at or about the Closing to the effect that ICE is in good standing under the laws of said State;

               (iii) Investment Letters or investment representations in the form executed by each ICE Shareholder;

               (iv) Certificates representing all the Assets of ICE to be exchanged for Litewave Shares;

               (v) all other items, the delivery of which is a condition precedent to the obligations of ICE, as set forth in Section 4 hereof.

          (b) Litewave will deliver or cause to be delivered to ICE and the ICE Shareholders:

               (i) stock certificates representing those shares of Litewave Shares to be issued as a part of the Exchange as described in Section I hereof;

               (ii) a certificate from Litewave executed by the President or Secretary of Litewave, to the effect that all representations and warranties of Litewave made under this Agreement are true and correct as of the Closing, the same as though originally given to ICE on said date;

               (iii) certified copies of resolutions by Litewave
          Board of Directors authorizing this transaction; and an opinion of Litewave counsel as described in Section 4 above;

               (iv) certificates from the Nevada Secretary of State dated at or about the Closing Date that Litewave is in good standing under the laws of said State;

               (v) all other items, the delivery of which is a condition precedent to the obligations of Litewave, as set forth in Section 4 hereof.

     8.2 The Closing. The Closing shall take place at the conclusion of the Escrow or at such other later time or place as may be agreed upon by the parties hereto. At the Closing, the parties shall provide each other with such documents as may be necessary.


SECTION 9.  MISCELLANEOUS

     9.1 Waivers. The waiver of a breach of this Agreement or the failure of any party hereto to exercise any right under this Agreement shall in no way constitute waiver as to future breach whether similar or dissimilar in nature or as to the exercise of any further right under this Agreement.

     9.2 Amendment. This Agreement may be amended or modified only by an instrument of equal formality signed by the parties or the duly authorized representatives of the respective parties.

     9.3 Assignment. This Agreement is not assignable except by operation of law.

     9.4 Notice. Until otherwise specified in writing, the mailing addresses and fax numbers of the parties of this Agreement shall be as follows:

          To: Litewave Corp.:

               Mr. Ian Lambert, Director
               110 Cambie Street, Suite 404
               Vancouver, BC V6B ZM8
               Fax (604) 688-9519

          cc:  Christopher Dieterich
               11300 West Olympic Boulevard, Suite 800
               Los Angeles, California 90064

          To: International Communications and Equipment Inc.

               Mr. Ken Martin
               12685 NE 85th Street, Suite 362
               Kirkland, WA 98033
               Fax: (425) 885-7441

Any notice or statement given under this Agreement shall be deemed to have been given if sent by registered mail addressed to the other party at the address indicated above or at such other address which shall have been furnished in writing to the addressor.

     9.5 Governing Law. This Agreement shall be construed, and the legal relations be the parties determined, in accordance with the laws of the State of Nevada, thereby precluding any choice of law rules which may direct the application of the laws of any other jurisdiction.

     9.6  Arbitration.

          (a) All disputes and differences arising in connection with or relating to the provisions of this Agreement, including what constitutes a dispute or difference, shall be settled and finally determined by arbitration unless agreement in writing has been reached between the parties within ninety (90) days after either party shall have given written notice to the other party of the existence of a dispute or difference which it desires to have arbitrated. Such notice shall state the point or points in dispute.

          (b) Arbitration shall be conducted in Los Angeles, California, in accordance with the rules of the American
     Arbitration Association augmented by the rights of Civil Discovery included in the Federal Rules of Civil Procedure by three (3) arbitrators, one of whom shall be selected by Litewave, one by ICE, and a Chairman of the Arbitration Court selected by the two arbitrators so selected. The applicable law shall be as provided above. Each party shall notify the other party of the arbitrator selected by it within sixty (60) days of the giving of written notice referred to above. In the event that the two arbitrators selected by the parties are unable to reach agreement as to the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. Arbitration shall be held in the jurisdiction of the party against which or whom the arbitration is instituted. Each party shall be given the opportunity to present to the arbitrators its evidence, witnesses and arguments, and the right to be represented by counsel of its selection when the other party be represented by counsel, of its selection when the other party presents its evidence, witnesses and arguments. In the event one of the parties shall fail, after reasonable notice, to appear and participate in the arbitration proceedings as normally interpreted by the above-mentioned rules, the arbitrators shall be entitled to make their decision and award on the basis of evidence, witnesses and arguments presented by the party appearing.

          (c) The decision and the award of the arbitrators shall be in writing and shall be final and binding upon the parties hereto.
     Judgment upon the award rendered my be entered in any court having jurisdiction thereof, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. The expenses of arbitration shall be borne n accordance with the determination of the arbitrators with respect thereto. Pending decision by the arbitrators with respect to the dispute or difference undergoing arbitration, all other obligations of the parties hereto shall continue as stipulated herein, and all monies not directly involved in such dispute or difference shall be paid when due. All parties will have the right to appeal as if the award had been rendered in Federal District Court.

     9.7 Publicity. No publicity release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by either party hereto at any time from the signing hereof without advance approval in writing of the form and substance by the other party.

     9.8  Entire Agreement.  This Agreement (including the Exhibits and
Schedules hereto) and the collateral agreements executed in connection with the consummation of the transactions contemplated herein contain the entire agreement among the parties with respect to the purchase of the ICE Assets, the issuance of the Litewave Shares and any transactions related thereto, and supersede all prior agreements, written or oral, with respect thereto.

     9.9 Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

     9.10 Severability of Provisions. The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or provision of this Agreement shall in no way affect the validity or enforcement of any other provision or any part thereof.

     9.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed, shall constitute an original copy hereof, but all of which together shall consider but one and the same document.

     9.12 Binding Effect. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors and assigns.

     9.13 Press Releases. The parties will mutually agree as to the wording and timing of any informational releases concerning this transaction prior to and through Closing.


SECTION 10.  ESCROW PENDING CLOSING

     The parties anticipate the utilization of an Escrow Agent, agreed to be the law firm of Dieterich & Associates, as represented by Christopher H. Dieterich, to effect the transaction contemplated by this Agreement, with the Escrow to close on or before August 31, 1999. The
Notes, Shares, Financial Statements and all supporting Schedules to this Agreement and the Financial Statements, Cash Payments and Financial
Commitments and similar documentation necessary or incident to Closing, will be delivered to the Escrow Agent. Following receipt in escrow of these items, both parties are then committed to this Agreement, and may suffer damages if there is a breach. Either party may demand arbitration under paragraph 9.6 for actual damages or specific performance at that time. Upon receipt of the items, the Escrow Agent will transfer relevant documents, funds, and financial instruments to the appropriate party. If, during the escrow period, either party determines that a material misrepresentation has occurred, or that a condition precedent has not been met, the transaction may be canceled with no further obligation of either party to the other. The parties will execute this Agreement prior to completion of all Schedules, however the Schedules must be provided to Escrow prior to Closing. Any party may cancel this Agreement upon review of the relevant Schedules, with no liability assessed against either party for cancellation. There will be no remedies for breach of this agreement other than as set forth in paragraph 9.6.


     IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                    Litewave Corporation
                    a Nevada corporation

                    By: /s/  Ian D. Lambert
                    Ian D. Lambert, Director


                    International Communications and Equipment Inc.
                    a Nevada corporation

                    By:  /s/  Ken Martin
                    Ken Martin, CEO




                                            EXHIBIT "A"

                                      LIST OF ICE SHAREHOLDERS



Name of Shareholder      Approximate Percentage   Number of Shares of      Number of Shares of
of ICE                   of Holding               ICE Common Stock         Litewave Common Stock
-------------------      ----------------------   -------------------      ---------------------
Ken Martin               29.1                     3,000,000                3,000,000
Michael Rogers           24.3                     2,500,000                2,500,000
Joanne Gilman             0.1                        10,000                   10,000
Rosemary Harer            0.1                        10,000                   10,000
David Scott               0.1                        10,000                   10,000
Randy Fitzhugh            0.1                        10,000                   10,000
Steve McCowan             0.05                        5,000                    5,000
Mike Herman               0.05                        5,000                    5,000
Victor Voldemarov         3.9                       400,000                  400,000
Sigfrid Lietzman          0.1                        10,000                   10,000
Todd Moore                1.2                       125,000                  125,000
J. Brian Walsh            1.9                       200,000                  200,000
Cuno von Buckwaldt        1.9                       200,000                  200,000
Harold Hartz              1.9                       200,000                  200,000
Will Robertson            0.5                        50,000                   50,000
Anthony Mueting           1.0                       100,000                  100,000
Torquay Holdings Ltd.     4.1                       425,000                  425,000
Canasia Data Corporation  1.5                       150,000                  150,000
Vista Financial Ltd.      0.5                        50,000                   50,000
Chariot Group Ltd.        0.5                        50,000                   50,000
Jahwula Ventures Ltd.     0.5                        50,000                   50,000
El Coyote Capital Corp.   0.5                        50,000                   50,000
Jupiter Financial
  Services Inc.           0.2                        25,000                   25,000
Kyline Investment Corp.   0.1                        15,000                   15,000
Aberdeen Holdings Limited 3.4                       350,000                  350,000
Laiy Limited              3.4                       350,000                  350,000
Clyde Resources Ltd.      3.4                       350,000                  350,000
Melbourne Investments Ltd.3.4                       350,000                  350,000
Iguana Investments Ltd.   3.4                       350,000                  350,000
Albury Capital
  Corporation             4.4                       450,000                  450,000
Eivissa Capital
  Corporation             4.4                       450,000                  450,000
                         ----                     ---------                ---------
TOTAL:                  100.0                    10,300,000               10,300,000


                                 EXHIBITS

A  List of ICE Shareholders (See table above)


                                 SCHEDULES

                               ICE Schedules

   ICE Warrants and Options currently in existence - None

2.3  ICE Ownership of Shares - None

2.9  ICE Claims, Litigation, Government actions pending - None

2.10 ICE Significant contracts - attached

2.11 ICE Brokers Agreements due by ICE contract - None

2.12 ICE List of Real Estate Owned and List of Leases - None

2.13 ICE List of exceptions to the Tangible Assets on balance sheets -
     None

2.14 ICE List of undisclosed Liabilities - None

2.16 ICE List of Subsidiaries - None


                            Litewave Schedules

3.3 Litewave list of 5% or greater shareholders, and outstanding warrants and options

3.4  Litewave Financial Statements

3.5 List of transactions of Litewave for contracts and in which stock has been issued or committed

3.8 Litewave List of Pending Actions not disclosed in financial statements

  Litewave list of periodic reports filed with SEC or Broker/Dealers

3.10 Litewave list of third party agreements affecting business credit and stock pledges

3.14 Litewave list of brokers due pursuant to Litewave contracts

3.15 Litewave list of exceptions to any current SEC filings


Schedule 2.10  - ICE Significant contracts

    Lebanon
    San Marino

Exhibit 10.2  Letter of Intent / 27 May 99 / Crosna


                               CROSNA


     27.05.99  MOSCOW
     To Mr. C.E.O Litewave corp K.F. Martin


                         Letter of intent

     We are ready to confirm our possibility to intriduce your tecnology of digital packeting cjmpressing telecommunication on the russion market.

     Also we are ready to propose our experience and possibilities for our cooperation in russion telecommunication systems.

     We are looking forward to your visit to sign all necessary documents. Best regards.



     General director        /s/  A. Romanovskiy
                                  A. Romanovskiy

Exhibit 10.3   Protocol of Intentions Agreement


                   PROTOCOL OF INTENTIONS
  Moscow                                         June, 22, 1999


     In June, 21-22, 1999 there were the meetings between representatives of LiteWave corporation and the JSC NPO
  Crosna companies in Moscow.

     From LiteWave corporation the participants were as follows:

     * William R. Robertson, Presidentl/COO;
     * Harald Hartz;
     * Ken Martin.

     From the JSC NPO Crosna the participants were as follows:

     * Romanovsky A. G., General Director;
     * Demchenko L. M., Deputy of General Director.

     During the meetings the parties expressed their intention to develop a cooperation in a field of organization of international and inter-city communication channels at the territory of Russia and CIS using the LiteWave corporation equipment and have agreed as follows:

     1. The LiteWave corporation shall provide the JSC NPO Crosna with information on VoIP equipment with the purpose to determine the specifications to this equipment concerning the terms of application at the territory of Russia and CIS.

     2. The JSC PO Crosna shall study the juridical questions (a receipt of licenses, ets.) and determine the conditions of VoIP equipment use.

     3. The JSC NPO Crosna shall discuss with Internet providers and companies having the telecommunication networks at the territory of Russia the questions on international and inter-city traffic organization on the basis of LiteWave corporation technologies.


  From LiteWave corporation               From JSC NPO Crosna

  /s/  William R. Robertson               /s/  A.G. Romanovsky
  William R. Robertson,                   A.G. Romanovsky,
  President/COO                           General Director

Exhibit 10.4   Agreement between Crosna and Company/IP Network


                          Principles
  for Setting up the IP-Telephone Network and Providing IP-
                  Telephone Services in the
             Territory of the Russian Federation

  Moscow
  September 10, 1999

  "LiteWave Corporation", a corporation incorporated in the State of Nevada, having its registered office located at: 12865 N.E. 85th Street Suite 362 Kirkland, WA 98033, (hereinafter referred to as the Corporation "LiteWave",) represented by Chief Executive Officer Ken Martin on the one part, and Joint-Stock Company "Crosna Research & Production Association" incorporated in accordance with the current Law of the Russian Federation, having its registered office at 123557, Moscow, Presnensky Val 27 (hereinafter referred to as ZAO NPO "Crosna") represented by Director General A.G. Romanovsky on the other part, both referred to as the "Parties", concluded these Principles on the following:

  WHEREAS ZAO NPO "Crosna" has expert knowledge and professional skills in setting up communication networks and providing communication services, including local and long-distance networks using facilities of radio access and data transmission,

  WHEREAS Corporation "LiteWave" has up-to-date telecom equipment necessary to provide IP-telephone services and intends to introduce this equipment in the territory of the Russian
  Federation, and

  WHEREAS the Parties have common commercial interests in setting up the IP telephone network to meet the needs of clients in the territory of the Russian Federation and outside it,

  the Parties agreed on the following:

  1. The Parties agree to set up the IP-telephone network in a number of regions of the Russian Federation and provide services on its use. Towards this end a new legal person - a resident of the Russian Federation with 100% foreign investments as an authorized capital (hereinafter referred to as the "Associated Company" or AC) - shall be registered.

  2. This AC shall be instituted as a limited liability company.
  The objective for which the AC will be established is to lease the equipment delivered by the Corporation "LiteWave" for setting up the IP-telephone network.

  3. The Corporation "LiteWave" will be the founder of the AC and shall provide duly executed documents required for registration of the AC in accordance with the Law of the Russian Federation.

  3.1 The authorized capital of the AC shall be formed as a sum of the basic equipment and money contribution necessary for the AC to implement the equipment, carry out start-and-adjusting works and put the equipment into operation, as well as to cover expenses of the AC connected with personnel remuneration and other expenses due to its activities, including by not limited to certification of the equipment and personnel training, until appropriate profit performances are achieved.

  Terms and procedure for the payment of the authorized capital shall be determined separately and account for recommendations of ZAO NPO "Crosna".

  3.2 All the expenses in Connection with registration of the AC shall be borne by the founder. ZAO NPO 'Crosna" undertakes to do all organizational work on institution of the AC without indemnity.

  3.3 The solo executive body of management of the AC (Director Genera]) and Chief Accountant shall be appointed as proposed by LiteWave.

  3.4 Deputy General Director and Chief Financial Officer shall be appointed by the Corporation "I.iteWave' without prior agreement with ZAO NPO "Crosna".

  4. The Parties agree to provide for other terms for establishment of the AC in the constituent documents.

  5. In order to Set up the IP-telephone network in the territory of the Russian federation and provide successful activities of the AC. ZAO NPO 'Crosna" got license No.12690 authorizing it to provide telematic services.

  6. Technical base for The. IP-telephone network shall be built up on the basis of the equipment of the Corporation "LiteWave" for the amount up to USD 30,000,00o delivered to the territory of the Russian Federation and for the entire project as a contribution to the authorized capital of the instituted AC.

  ZA0 NPO "Crosna' shall provide services on the use of the IP-telephone system using its license.

  6.1 ZAO NPO "Crosna" undertakes to make out a list of perspective legions of Russia fur introduction of the .IP-telephone network and a schedule of installation of the equipment.

  6.2 ZAO NPO "Crosna" undertakes to do its best in order to minimize, within the limits defined by the current Law of the Russian Federation, the expenses connected with delivery by the Corporation "LiteWave" of the equipment intended to he a contribution to the authorized capital. The Corporation "LiteWave" undertakes to follow instructions of ZAO NPO "Crosna" in drawing up a specification of the equipment to be delivered and routes of its delivery to destination points in order to minimize additional expenses.

  7. The Corporation 'LiteWave" shall be responsible for formation of the authorized capital, including delivery of the basic equipment for the IP-telephone network intended to be a contribution to the authorized capital. within the deadlines as agreed between Parties and in such a manner as to meet the requirements of the law regulating registration matters.
  Upon completion of the mounting and start-and-adjusting works, the equipment delivered will be offered for lease to ZAO NPO "Crosna". The rent shall be established as part of proceeds from IP-telephone services provided in the territory of the Russian Federation.

  8. ZAO NPO "Crosna" undertakes to:
     - lease premises for installation of the equipment;
     -- conclude agreements with Internet providers. owners of switching and non-switching networks and other counterparts necessary to provide IP-telephone services in the territory of the Russian Federation:
     - obtain necessary permissions of competent bodies for the importation of the equipment, its certification arid registration of the AC (State Telecom Committee of
     Russian Federation, Ministry for Antimonopoly Policy and Assistance to Business of
     Russian Federation and others);
     - promote IP-telephone. networks.

  9. In its effort to build up the IP-telephone network, the AC shall conclude a contractor's agreement under which ZAO NPO "Crosna" or one of companies of the 'Crosna" Group shall be bound to perform design works and to install and put into operation the IP-telephone facilities and then to transfer them to the AC, the Corporation "LiteWave' being responsible for chief-mounting works, if any.

  10. Acting on the basis of its license. ZAO NPO "Crosna" shall provide IP-telephone services to clients and make. necessary settlements with them.

  11. As it is agreed between the Parties that 50% of the net profit from IP-telephone services in the territory of the Russian Federation ZAO NPO "Crosna" shall transfer to the Corporation "LiteWave" and vice versa, the Corporation "LiteWave" shall transfer 50% of the net profit flout IP-telephone services provided outside the territory of the Russian Federation to ZAO NPO "Crosna". The Parties shall conclude counter-contracts on providing services for bringing the outgoing traffic to the end user. In doing so. the Parties shall take necessary steps consistent with an appropriate law, to avoid double taxation.

  These 50% of the net profit from IP-telephone cervices in the territory of the Russian Federation to be transferee to the Corporation "LiteWave" shall include the rent for the AC and that part of net profit which is due to the Corporation "Lite Wave" under the contract on providing IP-telephone services.

  12. The Parties agree to provide IP-services under the same trade mark and in accordance with the mutually agreed marketing policy.

  13.     The Principles agreed upon by the Parties shall be.
  reflected and defined exactly by separate contracts and constituent documents of the AC.

  14. The Parties further agree that ZAG NPO "Crosna" shall have the right to involve companies of the "Crosna" Group in implementing the terms of the present Principles In this case
  ZAO NPO "Crosna" shall be responsible fur their compliance with these Principles.

  15. Each of the Parties undertakes to fulfill its partner obligations in a proper manner, render mutual assistance in managerial decision making in order to implement the aims of these Principles, and to provide all requested information about its activities under these Principles to the other Party.

  16. Each Party shall keep confidential all the information obtained from the other Party, avoid taking steps that may involve damage to the other Party, advise in advance the other Party of the actions which may affect its interests and shall not transfer rights and obligations under these Principles to a third party without prior consent of the other Party,

  17. The present Principles is drawn up and signed in six original copies (3 in Russian and 3 in English) for each of the Parties. Both texts are identical.



  /s/  A.G.Romanovsky                   /s/  Ken Martin
  Director General                      Chief Executive Officer
  ZAO NPO "Crosna"                      "LiteWave Corporation"
  A.G.Romanovsky                        Ken Martin

Exhibit 10.5 Letter of Intent


LITEWAVE CORP.
Suite 404, 110 Cambie Street, Vancouver, BC
V6B 2M8

January 7, 2000

INTERNATIONAL COMMUNICATIONS AND EQUIPMENT INC.
12865 NE 85th St., Suite 362
Kirkland, WA 98033

Attention: Mr. Ken Martin

LETTER OF INTENT

Dear Mr. Martin:

This Letter of Intent sets forth the understanding of the principal terms and conditions upon which LiteWave Corp. ("LTWV"), a Nevada corporation whose shares are publicly traded, will agree to terminate its interest in the assets, Intellectual Property, Contacts and Technology (the "Assets") acquired from International Communications and Equipment Inc. ("ICE"), a Nevada corporation, pursuant to the Technology Purchase and Assignment Agreement between LTWV and ICE dated April 19, 1999 (the "April 19, 1999 Agreement").

1. Whereas LTWV has not yet been able to raise all of the necessary financing required to pursue the opportunities contemplated upon the execution of the April 19, 1999 Agreement, and the Closing has not yet been effected by way of issuance of 10,300,000 restricted common shares of LTWV (the "Restricted Shares"), both parties agree to rescind the April 19, 1999 Agreement. LTWV will return the Assets to ICE, LTWV will not issue and the shareholders and principals of ICE will not receive the Restricted Shares.

2. As a result of the rescission of the April 19, 1999 Agreement, LTWV and ICE may both pursue any business activities they so choose, without interference from the other party.

This Letter of Intent also serves as a basis for the terms and conditions of an agreement between LTWV and ICE whereby LTWV will assign all its right, title and interest in its Russian Federation Joint Venture IP Telephony Project pursuant to an agreement between LTWV and NPO ZAO Crosna dated September 10, 1999 (the "Crosna Project"), in return for ICE agreeing to the following:

Paying to LTWV a total of US $1,100,000 from profits generated by the Crosna Project as reimbursement of costs incurred by LTWV to date, at the rate of 20% of ICE's share of the Crosna Project profits earned, payable monthly.




INTERNATIONAL COMMUNICATIONS AND EQUIPMENT INC.
January 7, 2000

Paying to LTWV a bonus of 10% of ICE's net profits earned (not including management bonuses) should the Crosna Project process
200,000,000 minutes of traffic in an eighteen month period commencing from the time of full operation, either within the Russian Federation, or originating from the Russian Federation to other countries.

Pay any proceeds of lease funds or any return credit or sale proceeds for existing equipment toward the outstanding balance of the amount due pursuant to paragraph 1.

4. Accepting any financial responsibility that LTWV might have with Michael Rogers, Gerry Fitzgerald, Tony Mueting and/or Hemisphere
Communications Inc., and indemnifying LTWV from any further responsibility for such claims by any or all of those parties.

5. Accepting any financial responsibility that LTWV might have with Clarent Corp., and indemnifying LTWV from any further responsibility for such claims by Clarent.

Both parties further agree to execute any and all such agreements necessary to effect the nature of and precise terms intended by this Letter of Intent. Should you agree to these terms, please indicate you acceptance by signing hereunder.

Yours very truly,
LITEWAVE CORP.



Per:        /s/ Ian Lambert
Ian D. Lambert, Authorized Signatory


INTERNATIONAL COMMUNICATIONS AND EQUIPMENT INC.



Per:    /s/ Ken Martin
Ken Martin, Authorized Signatory

CC: Christopher Dieterich

Exhibit 10.6   Letter of Intent, June 15, 1999 / Malta


           LETTER OF INTENT TO FORM A JOINT VENTURE
                          AGREEMENT

  Date:   6-15-99

  This document shall constitute the intent to form an agreement to complete a business arrangement between LiteWave Corporation,
  (LWC) located at 1933 West 11th St. Suite E, Upland, CA, 91786, USA (Tele 909-985-3000 (Fax 909-985-2262, and the Demajo Group
  (MDG) of Companies located at Demajo House, Archbishop Street, Valletta VLT 09, Malta (Tele (356)233121, (Fax (356) 250603.

  IT IS THE INTENTION OF LWC THAT THE CONTRIBUTION OF LWC WILL BE:

  1. Commence with the installation of VoIP servers in the following countries (not in the shown order)

  *  Lebanon
  *  Syria
  *  Jordan
  *  Libya
  *  Iraq
  *  Iran
  *  Turkey
  *  Cyprus
  *  Egypt
  *  And various countries in Africa and the Middle East

  2. The M. Demajo Group of Companies will be assigned by LWC to become the area managing arm, and where necessary and agreed, marketing and facilities provider, for the mutually beneficial telephony operations in these countries. Such involvement will include, but not be limited to the elements of consideration as outlined in this document. Such services may include Voice over Internet Protocol, Pre-paid calling cards, ISP access and other services as needed or requested by either party.

  3. It is our intention that MDG shall work with Maltacom to assign them the joint operating agreement that will allow them to become the hub for some applications that offer an economic advantage to all parties including the sharing of revenues by and between LWC and the JV Partnership with MDG. It is also expected that Maltacom may be invited to become a partner m the JV agreement with MDG allowing them to share in revenues generated by the operations of the JV between LWC and MDG. It should be noted that Maltacom Management have already been verbally invited to participate in the IV if they so wish.

  4. LWC's partnership with MDG will allow an additional agreement to allow both Maltacom and MDG to assign one or more persons to become technically competent operatives in the areas of gateway installation, maintenance, and operation of such equipment to be located in a place suitable to all parties.

  5. While LWC considers the current top priorities for service installation, and maintenance to be Turkey and Egypt, other countries are being considered.

  6. In addition, LWC and the JV with MDG plans to offer ventures outside of Malta including calling cards, pre-paid cards, re-charging ability by phone and with possible voice activation operations, and other added services as they become available.

  7. The percentage of the sharing of the profits resulting from the Joint Venture activity and the relative allocation of costs shall be determined prior to the finalization of the Joint Venture agreement.

  8. It is understood that there shall be a sharing of stock shares in LWC in the form of stock options issued upon the completion of the agreement with Maltacom between the JV (LWC and MDG) and that firm. It is the intention of the agreement to allow MDG one million options with a strike price equal to 75% of the average trading price of the stock determined based on the trading having taken place over the prior 90 days as of the close of the agreement. Such options shall have a restriction of one year or until registration rights are confirmed by the public corporation Lite Wave Corporation as ratified by its Board of Directors. MDG shall have the final decision on whether it wishes to exercise this option or to forego this entire or any part of this option. Transfer of option rights is subject to both the formal request of MDG and the agreement and ratification of the Board of Directors of LiteWave Corporation.

  9. Revenue sharing between LWC and MDG as well as that of the JV and Maltacom shall be determined as part of the agreement between the IV of LWC and MDG and potentially Maltacom. It is understood that MDG shall be entitled to additional shareholding in the form of promoter's rights. The quantum of this right is yet to be determined.

  10. If it is found to be preferable, LWC and MDG may together operate a formal company registered in Malta in lieu of the IV mentioned in this document. Such action is subject to the approval and ratification of both Boards of Directors. Furthermore, MDG may delegate the participation of their responsibility in such agreement to any of its wholly owned member companies subject to the agreement and ratification of the Boards of Directors of both firms.


  Signed for and on behalf of the parties to this letter of intent:

  /s/  Ken Martin
  Date: 6-15-99
  Ken Martin, CEO LiteWave Corp.

  /s/  Brian Walsh
  Date: 6-15-99
  Brian Walsh, Director of European Operations

  /s/  Norman J. Miller
  Date: 6-15-99
  Norman J. Miller, Deputy Managing Director, Joseph Cachia &
  Sons Ltd.

  /s/  John Darmanin
  Date: 6-15-99
  John Darmanin, Business Development Manager, Demajo Group

Exhibit 10.7   Officer/Director Employment Agreement - Ian Lambert
               October 1, 1999

OFFICER/ DIRECTOR EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement") is made and entered into as of this 1st day of October, 1999, between LiteWave Corp., a Nevada corporation (the "Company"), whose principal place of business is 3300 NE 191w Street, #1015, Aventura, FL, 33180, and Ian Lambert, an individual (the "Executive"), whose address is 1220 Eastview Road, North Vancouver, B.C. V7J 1L6

RECITALS

WHEREAS, the Executive is desirous of being employed by the Company;
and

WHEREAS, the Company has agreed to hire the Executive, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein made, the Company and the Executive do hereby agree as follows:

1. Recitals. The above recitals are true, correct, and are herein incorporated by reference.

2. Employment. The Company hereby employs the Executive in the capacity of Chief Financial Officer, Corporate Secretary, and
Director, and the Executive hereby accepts such employment, upon the terms and conditions hereinafter set forth.

3. Duties During Employment Period. During the Tem" (including any renewals thereof as defined in Section 5 of this Agreement, the Executive shall:
A. diligently devote the Executive's time and efforts to the business and affairs of the Company. The Executive shall have such duties and powers that are commensurate and consistent with those of a Chief Financial Officer, Corporate Secretary, and Director, subject to the authority and directions of the Company's Board of Directors; and
B. devote attention and render services to the Company and shall be employed by the Company according to the terms and conditions of this Agreement.

4. Compensation and Benefits
A. Salary. The Executive shall be paid a base salary (the "Base Salary"), payable bi-monthly, in arrears, at an annual rate of no less than Fifty-Four Thousand Dollars ($54,000) per year. Further, the Base Salary shall increase to One Hundred and Twenty Thousand Dollars ($120,000) per year when the Company reaches a gross income derived from sales of Five Million Dollars ($5,000,000) monthly.
B. Bonus. As additional compensation, the Executive shall be entitled to receive a bonus ("Bonus") for each fiscal year during the Term and each Renewal Term in the amount as to be determined by the Company's Board of Directors.
C. Employee Benefits. The Executive shall be entitled to participate in all benefit programs of the Company currently existing or hereafter made available to executives and/or other executive employees, including, but not limited to, pension and other retirement plans, including any 401K Plan, group life insurance, dental, hospitalization, surgical and major medical coverage, sick leave, salary continuation, vacation and holidays, long-term disability, and other fringe benefits.
D. Dental and Medical Insurance. The Company shall provide dental, hospitalization, surgical and major medical coverage for the Executive and Executive's family.
E. Vacation. During each year of the Term, and each year of any Renewal Term, the Executive shall be entitled to four (4) weeks of vacation time to be utilized or paid for each year, or accrue and carry over into the following year; provided, however, that the Executive shall evidence reasonable judgment with regard to appropriate vacation scheduling.
F. Business Expense Reimbursement. The Executive shall be provided with Company credit cards, either American Express or Visa/Master Card, for business travel and entertainment, and the Executive shall be entitled to receive proper reimbursement for all reasonable, out-of-pocket expenses incurred directly by the Executive (in accordance with the policies and procedures established by the Company for its executive officers), including first class accommodations for air travel, in performing services hereunder.
G. Portable Cellular Telephone. The Company shall provide the Executive with a portable cellular telephone by the Company, and the Company shall also be responsible for all costs and expenses in connection with such telephones, including, but not limited to, monthly service charges and maintenance, usage charges and long distance, whether these be incurred for personal or Company business.
H.   Stock. The Executive shall:
1. receive     One Hundred Fifty Thousand (150,000) shares of the
Company's common stock upon the signing of this Agreement.; and
2. receive Two Hundred Fifty Thousand (250,000) options at $2.00 per share upon the signing of this Agreement; and
3. receive such other options as may be determined, from time to time, by the Company's Board of Directors.
The Executive shall have the right to sell or transfer any or all of the shares, or options, without restrictions, except for those imposed by the Securities Exchange Commission.
I. Insurance and Disability Payments. The Company agrees to obtain at its sole expense, and for the benefit of the Executive's heirs, life insurance policies on the Executive in the amount of no less than ten
(10) times Executive's current rate of salary. Furthermore, the Company agrees to provide, at its sole expense, a disability policy for the Executive which shall provide for payments equal to one hundred percent (100%) of Executive's current salary.
J. Computers. Executive will be provided with a fixed location computer to be selected by the Executive to be used by the Executive at the location selected by Executive. The Company will also provide Executive with a laptop computer to his specification. Executive will have the option to return such computers the Company upon Executive's employment termination, or at his option, he may retain such computers for his personal benefit upon his departure from the Company.

5. Term. The term of employment hereunder will commence on the Effective Date and end one (1) year from such Effective Date (the "Term"), unless terminated pursuant to Section 6, of this Agreement, provided that the Executive and the Company may, upon mutual written consent, renew this Agreement for such duration as may be mutually agreed upon by the parties ("Renewal Term"). For purposes of this Agreement, "Effective Date" shall mean October 1, 1999.

6. Consequences of Termination of Employment.
A. Death. In the event of the death of the Executive during the Term or Renewal Term of this Agreement, salary shall be paid to the Executive's designated beneficiary, or, in the absence of such designation, to the estate or other legal representative of the Executive for a period of one (1) year from and after the date of death. The Company shall also be obligated to pay to the Executive's estate or heirs, as the case may be, any accrued or declared Bonus. Other death benefits will be determined in accordance with the terms of the Company's benefit programs and plans.
B. Disability.
1. In the event of the Executive's disability, as hereinafter defined, the Executive shall be entitled to compensation in accordance with the Company's disability compensation practice for senior executives, including any separate arrangement or policy covering the Executive, but in all events the Executive shall continue to receive the Executive's salary for a period, at the annual rate in effect immediately prior to the commencement of disability, of not less than one (1) year from the date on which the disability has deemed to occur as hereinafter provided below. Any amounts provided for in this
Section 6B shall be offset by other long-term disability benefits provided to the Executive by the Company.
2. "Disability," for the purposes of this Agreement, shall be deemed to have occurred in the event
i) the Executive is unable by reason of sickness or accident to perform the Executive's duties under this Agreement for a cumulative total of twelve (12) weeks within any one calendar year; or
ii) the Executive is unable to perform Executive's duties for ninety
(90) consecutive days; or
iii) the Executive has a guardian of the person or estate appointed by a court of competent jurisdiction. Termination due to disability shall be deemed to have occurred upon the first day of the month following the determination of disability as defined in the preceding sentence.

Anything herein to the contrary notwithstanding, if, following a termination of employment hereunder due to disability as provided in the preceding paragraph, the Executive becomes re-employed by a third party, whether as an executive or as a consultant, any salary, annual incentive payments or other benefits earned by the Executive from such employment shall offset any salary continuation due to the Executive hereunder commencing with the date of re-employment.
C. Termination by the Company for Cause.
1. Nothing herein shall prevent the Company from terminating employment for "Cause" as hereinafter defined. The Executive shall continue to receive salary only for the period ending with the date of such termination as provided in this Section 6G. Any rights and benefits the Executive may have in respect of any other compensation shall be determined in accordance with the terms of such other compensation arrangements or such plans or programs.
2.   "Cause" shall mean:
(a) committing or participating in an injurious act of fraud, gross neglect, intentional misrepresentation, or embezzlement against the Company; or
(b) committing or participating in any other injurious act of omission wantonly or willfully against the Company, monetarily or otherwise.
3. Notwithstanding anything else contained in this Agreement, this Agreement will not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a notice of termination stating that the Executive committed one of the types of conduct set forth in this Section 6C contained in this Agreement and specifying the particulars thereof and the Executive shall be given a thirty (30) day period to cure such conduct set forth in Section 6G.
D. Termination by the Company Other than for Cause. The foregoing notwithstanding, the Company may terminate the Executive's employment for whatever reason it deems appropriate; provided, however, that in the event such termination is not based on Cause, as provided in
Section 6C above, or if Executive's employment is terminated under Sections 6F or 6G hereof, the Company shall continue to be obligated to pay to Executive all salary and current and future Bonuses and Executive shall be entitled to all stock options earned or not yet earned through the Term (and any Renewal Term) of this Agreement and Company will register all shares owned by the Executive, his family, and companies controlled by the Executive or his family as well as all options at Company's expense.
E. Voluntary Termination. In the event the Executive terminates the Executive's employment on the Executive's own volition (except as provided in Section 6F and/or Section 6G prior to the expiration of the Term or Renewal Term of this Agreement, including any renewals thereof), such termination shall constitute a voluntary termination and in such event the Executive shall be limited to the same rights and benefits as provided in connection with Section 6A.
F. Constructive Termination of Employment. A termination by the Company without Cause under Section 6D shall be deemed to have occurred upon the occurrence of one or more of the following events without the express written consent of the Executive:
1. a significant change in the nature or scope of the authorities, powers, functions, duties or responsibilities attached to Executive's position as described in Section 3; or
2. a change in Executive's principal office to a location outside the Dade-Broward County, Florida area; or
3. A five percent (5%) reduction in the Executive's salary below the salary in effect immediately prior to such reduction or a reduction in any Bonus announced to Executive by the Company's Board of Directors; or
4. A material breach of this Agreement by the Company; or
5. A material reduction of the Executive's benefits under any employee benefit plan, program or arrangement (for Executive individually or as part of a group) of the Company as then in effect or as in effect on the Effective Date of this Agreement, which reduction shall not be effectuated for similarly situated employees of the Company; or
6. Failure by a successor company to assume the obligations of the Company under this Agreement; or
7. If at any time Executive is not a member of the Board of Directors of the Company.
G. Termination Following a Change of Control.
1. In the event that a "Change in Control," as hereinafter defined, of the Company shall occur at any time during the Term or Renewal Term hereof, the Executive shall have the right to terminate the Executive's employment under this Agreement upon thirty (30) days written notice given at any time within one (1) year after the occurrence of such event, and such termination of the Executive's employment with the Company pursuant to this Section 6G1, then, in any such event, such termination shall be deemed to be a termination by the Company other than for Cause and the Executive shall be entitled to such compensation and benefits as set forth in Section 6D of this Agreement.
2. For purposes of this Agreement, a "Change in Control" of the Company shall mean a change in control:
a) as set forth in Section 280G of the Internal Revenue Code; or
b) the occurrence of any of the following:
i) any person, group or organization, other than the Executive, is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's outstanding securities then having the right to vote at elections of directors; or
ii) the individuals who at the Effective Date of this Agreement constitute the Board of Directors cease for any reason to constitute a majority thereof unless the election, or nomination for election, of each new director was approved by the Executive; or
iii) there is a failure to elect two or more (or such number of directors as would constitute a majority of the Board of Directors) candidates nominated by management of the Company to the Board of Directors; or
iv) the business or over fifty percent (50%) of the business revenues of the Company for which the Executive's services are principally performed is/ are disposed of by the Company pursuant to a partial or complete liquidation of the Company, a sale of assets (including stock of a subsidiary of the Company) or otherwise.

Anything herein to the contrary notwithstanding, this Section 6G2 will not apply where the Executive gives the Executive's explicit written waiver stating that for the purposes of this Section 6G2 a Change in Control shall not be deemed to have occurred. The Executive's participation in any negotiations or other matters in relation to a Change in Control shall in no way constitute such a waiver which can only be given by an explicit written waiver as provided in the preceding sentence.

An "Attempted Change in Control" shall be deemed to have occurred if any substantial attempt, accompanied by significant work efforts and expenditures of moneys made to accomplish a Change in Control, as described in Section 6G2 above, whether or not such attempt is made with the approval of a majority of the then current members of the Board of Directors.
3. In the event that, within twelve (12) months of any Change in Control of the Company or any Attempted Change in Control of the Company, the Company terminates the employment of the Executive under this Agreement, for any reason other than for Cause as defined in
Section 6C2, then, in any such event, such termination shall be deemed to be a termination by the Company other than for Cause and the Executive shall be entitled to such compensation and benefits as set forth in Subsection 6D of this Agreement.
4. For purposes of this Section 6G, the Executive's employment shall be deemed constructively terminated in the event one or more of the following events occurs without the express written consent of the
Executive:
a) Significant change in the nature or scope of the authorities, powers, functions, duties or responsibilities attached to Executive's position as described in Section 3; or
b) A five percent (5%) reduction in the Executive's salary below the salary in effect immediately prior to such reduction or a reduction in any Bonus announced to Executive by the Company's Board of Directors; or
c)   Material breach of this Agreement by the Company; or
d) Material reduction of the Executive's benefits under any employee benefit plan, program or arrangement (for Executive individually or as part of a group) of the Company as then in effect or as in effect on the Effective Date of this Agreement, which reduction shall not be effectuated for similarly situated employees of the Company; or
e) Failure by a successor company to assume the obligations of Company under this Agreement; or
f) Change in the Executive's principal office to a location outside the Dade-Broward County, Florida area; or
g) Executive is not re-elected in his current capacity or is not re-elected to be a director of the Company; or
h) The Company's Board of Directors elects any chairman without the express written consent of the Executive.
5. Anything in this Section 6G to the contrary notwithstanding, in no event will any action or non-action by the Executive at any time prior to the first anniversary date of the applicable Change in Control or Attempted Change in Control (including any action or non-action prior to the Effective Date of this Agreement) be deemed consent to any of the events described in this Section 6G.

7.   Non-Disclosure of Confidential Information.
A. Executive acknowledges that the Company's trade secrets, private or secret processes, as they exist from time to time, business records and plans, inventions, acquisition strategy, price structure and pricing, discounts, costs, computer programs and listings, source code and/or subject code, copyright, trademark, proprietary information, formulae, protocols, forms, procedures, methods for operating the Company's business, credit and financial data concerning the Company's clients, sales presentations, revenues, acquisitions, practices and plans and information which is embodied in written or otherwise recorded form, and other information of a confidential nature not known publicly or by other companies selling to the same markets (collectively, the "Confidential Information") are valuable, special and unique assets of the Company, access to and knowledge of which have been provided to Executive by virtue of Executive's association with the Company. In light of the highly competitive nature of the industry in which the Company's business is conducted, Executive agrees that all Confidential Information, heretofore or in the future obtained by Executive as a result of Executive's association with the Company, shall be considered confidential.
B.   The Executive agrees that the Executive shall:
1) hold in confidence and not disclose or make available to any third party any such Confidential Information obtained directly or constructively from the Company, unless so authorized in writing by the Company;
2) exercise all reasonable efforts to prevent third parties from gaining access to the Confidential Information;
3) take such protective measures as may be reasonably necessary to preserve the confidentiality of the Confidential Information.
C. Excluded from the Confidential Information, and therefore not subject to the provisions of this Agreement, shall be any information which the Executive can show:
1) at the time of disclosure, is in the public domain; or
2) after the disclosure, enters the public domain by way of printed publication through no fault of the Executive; or
3) was in his possession at the time of disclosure and which was not acquired directly or indirectly from the Company; or
4) was acquired, after disclosure, from a third party who did not receive it from the Company, and who had the right to disclose the information without any obligation to hold such information confidential.
D. Upon written request of the Company, Executive shall return to the Company all written materials containing the Confidential Information.

8. Covenants as Essential Elements of this Agreements: Survival of Covenants, It is understood by and between the parties hereto that the foregoing covenants by Executive contained in Section 7 of this Agreement shall be construed to be agreements independent of any other element of Executive's relationship with the Company. The existence of any other claim or cause of action, whether predicated on any other provision in this Agreement, or otherwise, as a result of the relationship between the parties, shall not constitute a defense to the enforcement of the covenants in Section 7 of this Agreement against Executive.

9. Remedies and Enforcement.
A. Executive acknowledges and agrees that the Company's remedy at law for a breach of any of the provisions of Section 7 herein would be inadequate and the breach shall be per se deemed as causing irreparable harm to the Company. In recognition of this fact, in the event of a breach by Executive of any of the provisions of Section 7, Executive agrees that, in addition to any remedy at law available to the Company, including, but not limited to monetary damages, the Company, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available to the Company.
B. It is further expressly understood and agreed that the provisions of this Agreement shall apply whether this Agreement is terminated by Company or Executive or upon its expiration or termination.
C. Nothing herein contained shall be construed as prohibiting Company or Executive from pursuing any other remedies available to it/ him for any breach or default of this Agreement.

10. Litigation-Attorneys' Fees. In connection with any litigation arising out of the enforcement of this Agreement or for its interpretation, the prevailing party shall be entitled to recover its costs, including reasonable attorneys' fees, at the trial and all appellate levels from the other party hereto, who was the adverse party to such litigation; however, the Company will advance to the Executive a minimum of $10,000, if the Company tiles any litigation as a result of this Agreement to cover Executive's legal costs and continue to fund Executive's legal defense fees to the extent required to defend against the Company's actions. In addition, the Company agrees to pay for any and all legal work or representation required to defend and or settle any claims made by or against Executive as a result of his employment with the Company.

11. Freedom to Contract. The Executive represents and warrants that the Executive has the right to negotiate and enter into this Agreement, and that this Agreement does not breach, interfere with or conflict with any other existing contractual agreement

12. Effect on Prior Agreements. This Agreement supersedes any and all prior oral or written agreements, concerning the subject matter hereof, in their entirety between the parties, which shall be void and of no further force and effect after the date of this Agreement.

13. Notices. Any notice required or permitted to be given under the terms of this Agreement shall be sufficient if in writing and if sent postage prepaid by registered or certified mail, return receipt requested, by overnight delivery, or by courier to the addresses of the respective parties set forth in the preamble of this Agreement.

14. Waiver. Unless agreed in writing, the failure of either party, at any time, to require performance by the other of any provision hereunder shall not affect its rights thereafter to enforce the same, nor shall a waiver by either party of any breach of any provision hereof be taken or held to be a waiver of any other preceding or succeeding breach of any term or provision of this Agreement. No extension of time for the performance of any obligation or act shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.

15. Complete Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the contents hereof and supersedes all prior agreements and understandings between the parties with respect to such matters, whether written or oral. Neither this Agreement nor any term or provision hereof may be changed, waived, discharged or amended in any manner other than by an instrument in writing, signed by the party against which the enforcement of the change, waiver, discharge or amendment is sought.

16. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one agreement.

17. Binding Effect/Assignment. This Agreement shall be binding upon the parties hereto, their heirs, legal representatives, successors and assigns. This Agreement shall not be assignable by the Executive but shall be assignable by the Company in connection with the sale, transfer or other disposition of its business or to any of the Company's affiliates controlled by or under common control with the Company, with the written approval of Executive.

18. Governing Law. Venue. Waiver of Jury Trial. The parties agree that this Agreement shall be deemed made and entered into in the State of Florida and shall be governed and construed under and in accordance with the laws of the State of Florida without giving effect to any principles of conflicts of law. Company and Executive acknowledge and agree that the U.S. District for the Southern District of Florida, or if such court lacks jurisdiction, the Judicial Circuit (or its successor) in and for Dade County, Florida, shall be the exclusive venue and proper forum in which to adjudicate any case or controversy arising either, directly or indirectly, under or in connection with this Agreement in these courts, they will not contest or challenge the jurisdiction or venue of these courts. The parties further agree and hereby waive and release any right to a trial by jury in any action arising out of the interpretation, enforcement or breach of this Agreement.

19. Headings. The headings of the sections are for convenience only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.

20. Survival. Any termination of this Agreement shall not affect the ongoing provisions of this Agreement which shall survive such termination in accordance with their terms.

21. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

22. Construction. This Agreement shall be constructed within the fair meaning of each of its terms and not against the party drafting the document.

23. Service Restriction. Nothing in this Agreement will prevent or restrict Executive from serving on the Board of Directors of any public or private companies and receive compensation from such service.


THE PARTIES TO THIS AGREEMENT HAVE READ THIS AGREEMENT, UNDERSTAND ITS TERMS AND CONDITIONS, HAVE HAD THE OPPORTUNITY TO CONSULT WITH
INDEPENDENT COUNSEL OF THEIR
OWN CHOICE AND AGREE TO BE BOUND BY ITS TERMS AND CONDITIONS.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

LiteWave Corp.


EXECUTIVE


     By:       /s/ Ian Lambert

Exhibit 10.8   Funding Agreement, dated July 6, 2000, between the
               Company and its President, Ian Lambert


                        FUNDING AGREEMENT


     This agreement is entered into between LiteWave Corp. (the
"Company") and Ian D. Lambert ("Investor") with respect to funds to be provided to the Company by Investor.

     The Company is currently a development stage company and as such may require additional funding and capital in the course of its growth to continue its operations and expansion.

     Investor, an officer and director of the Company, agrees to provide funds to the Company under the following terms acceptable to the Company:


          Maximum Funding Available     $200,000

          Maximum Amount per Advance    $20,000 per month

          First Date Available          August 1, 2000

          Interest Rate                 None, as long as the loan
                                        is converted into Company
                                        Common Stock, at the
                                        discretion of the
                                        Investor, otherwise at
                                        10% simple

          Repayment                     Proportional, one year
                                        from first drawdown


Convertibility Rights:

     The Investor may elect to convert the amounts advanced into Common Stock of the Company, according to the following terms and conditions:

     1) Subsequent to the Company being listed on a public exchange: The per-share price shall be fifty percent of the average "bid" price for the thirty-day period immediately preceding Investor's election to convert. As an example, if the bid price for the immediately-preceding 30-day period is $1.00, the stock will be issued at the rate of $0.50 per share (without interest).

     2)   Prior to the Company being listed on a public exchange:
The price per share will be 75% of the then-most-recent private placement price for sales of Common Stock.



Accepted and agreed this 6th day of July, 2000.


LITEWAVE CORP.


/s/ Ian D. Lambert                      /s/ Harvey M. Lawson
_____________________________      _____________________________
President and Director                  Secretary and Director


INVESTOR


/s/ Ian D. Lambert
________________________________
Ian D. Lambert